As filed with the Securities and Exchange Commission on September 21, 2001

                                                      Registration No. 333-69114
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               Amendment No. 2 To

                                    Form S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          Sun Community Bancorp Limited
             (Exact name of registrant as specified in its charter)


             ARIZONA                        6711                  86-0878747
(State or Other Jurisdiction of      (Primary Standard        (I.R.S. Employer
 Incorporation or Organization)  Industrial Classification   Identification No.)
                                        Code Number)


                       2777 East Camelback Road, Suite 375
                             Phoenix, Arizona 85016
                                 (602) 955-6100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              Cristin Reid English
                       2777 East Camelback Road, Suite 375
                             Phoenix, Arizona 85016
                                 (602) 955-6100
          (Name and address, including zip code, and telephone number, including area code, of agent for service)


                                    Copy to:

                            Terry Morris Roman, Esq.
                             Snell & Wilmer, L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-001
                                 (602) 382-6000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.[ ]

================================================================================

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE


=========================================================================================================
       Title Of Each                           Proposed Maximum     Proposed Maximum
 Class Of Securities Being     Amount To Be     Offering Price     Aggregate Offering       Amount Of
        Registered            Registered (1)    Per Share (2)          Price (2)         Registration Fee
---------------------------------------------------------------------------------------------------------
Common stock (no par value)       269,833         $10.502000           $2,833,786            $765.00(3)
=========================================================================================================

(1) Based on 159,320 shares of common stock, $5.00 par value, of Southern Arizona Community Bank, which is the maximum number of shares of Southern common stock (excluding shares held by Sun) that may be outstanding immediately prior to the consummation of the exchange transaction, assuming exercise of all outstanding options to purchase shares of Southern common stock. Based also on an assumed exchange ratio of 1.693656 shares of Sun common stock for each share of Southern common stock.

(2) Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on $10.502000 per share of Sun common stock (the amount ascribed to the transaction value based on information as of August 31, 2001 and an exchange ratio of
     1.693656 Sun shares for each Southern share not owned by Sun), and the maximum number of shares of Sun common stock that may be issued in the consummation of the exchange transaction contemplated.

(3)  Remitted previously.

                                 [SOUTHERN LOGO]


                                   ----------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


                         To Be Held On October 12, 2001



To the Shareholders of Southern Arizona Community Bank:


     The annual meeting of the shareholders of Southern Arizona Community Bank will be held at Southern Arizona Community Bank at 6400 North Oracle Road, Tucson, Arizona 85704 on October 12, 2001, at 9:00 a.m., local time, for the following purposes:


     1. To consider and vote on a proposal to adopt and approve a Plan of Share Exchange, dated as of September 1, 2001, between Sun Community Bancorp Limited and Southern Arizona Community Bank under which all shareholders of Southern (other than Sun) will exchange their stock in Southern for stock in Sun, according to an exchange ratio, as described in the attached proxy statement/prospectus. A copy of the Plan of Share Exchange is attached to the proxy statement/prospectus as Annex A. Under the Arizona Business Corporation Act, shareholders of Southern will have the right to assert dissenters' rights in connection with the proposed Plan of Share Exchange. See "Dissenters' Rights" in the proxy statement/prospectus accompanying this notice.

     2. Election of Directors.

     3. To act on any other matters that may properly be brought before the shareholders' meeting or any adjournment or postponement.


     Only shareholders of record at the close of business on August 17, 2001 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.


     You are cordially invited to attend the meeting of Southern's shareholders. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope.

     If you attend the shareholders' meeting, you may vote your shares in person even if you have previously submitted a proxy.

By Order of the Board of Directors,

/s/ John P. Lewis
President

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                                       2

                           PROXY STATEMENT/PROSPECTUS
                         PROPOSED PLAN OF SHARE EXCHANGE

     The Board of Directors of Southern Arizona Community Bank has approved a Plan of Share Exchange that contemplates the exchange of the shares of Southern common stock held by all shareholders other than Sun Community Bancorp Limited for shares of Sun common stock. Sun currently holds 51% of Southern's common stock. As a result of the exchange, Southern will become a wholly-owned subsidiary of Sun.


     If the exchange is approved, each share of Southern common stock will be converted into the right to receive Sun common stock according to an exchange ratio. The exchange ratio is calculated by dividing one and one-half times the adjusted pro forma net book value per share of Southern common stock as of August 17, 2001, by the higher of (1) the average closing prices of Sun's common stock for each of the trading days in the thirty (30) calendar day period prior to and ending on September 30, 2001, as reported by the NASDAQ Stock Market, Inc. or (2) the book value of Sun's common stock as of September 30, 2001. If the exchange ratio was calculated based on the information currently available, each shareholder of Southern would receive in the exchange 1.693656 shares of Sun common stock for each share of Southern common stock. This is based on an assumed value of Sun's common stock of $10.502000 per share. The actual exchange ratio will be based on information as of September 30, 2001, and will be different.

     Sun estimates that Sun will issue approximately 269,833 shares of Sun common stock to Southern shareholders in the exchange. Those shares will represent less than 5% of the outstanding Sun common stock after the exchange. Sun's common stock trades on the Nasdaq National Market System under the symbol "SCBL."


     Southern's Board of Directors has scheduled a meeting of Southern shareholders to vote on the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the shareholders' meeting.

     This document gives you detailed information about the meeting and the proposed exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR SOUTHERN COMMON STOCK FOR SUN'S COMMON STOCK.

--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


     This proxy statement/prospectus is dated September 24, 2001, and is first being mailed to shareholders of Southern on or about September 25, 2001.

                      [This page intentionally left blank]

TABLE OF CONTENTS

ANSWERS TO FREQUENTLY ASKED QUESTIONS.......................................   7

SUMMARY.....................................................................  10
   Reasons for the Exchange. ...............................................  10
   The Annual Shareholders' Meeting.........................................  10
   Recommendation to Shareholders...........................................  10
   Votes Required...........................................................  11
   Record Date; Voting Power................................................  11
   What Shareholders will Receive in the Exchange...........................  11
   Accounting Treatment.....................................................  11
   Tax Consequences of the Exchange to Southern Shareholders................  12
   Dissenters' Rights.......................................................  12
   Opinion of Financial Advisor.............................................  12
   The Plan of Share Exchange...............................................  12
   Termination of the Exchange..............................................  12
   Your Rights as a Shareholder Will Change.................................  12

SELECTED CONSOLIDATED FINANCIAL DATA........................................  13

RISK FACTORS................................................................  15

RECENT DEVELOPMENTS.........................................................  19

CAPITALIZATION..............................................................  20

DIVIDENDS AND MARKET FOR COMMON STOCK.......................................  21

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...................  22

INFORMATION ABOUT SUN.......................................................  23

INFORMATION ABOUT SOUTHERN..................................................  23

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION................................  24

THE ELECTION OF DIRECTORS...................................................  25

THE EXCHANGE................................................................  26
   General..................................................................  26
   Background of the Exchange...............................................  26
   Southern's Reasons for the Exchange......................................  27
   Sun's Reasons for the Exchange...........................................  27
   Terms of Exchange........................................................  27
   Southern Board Recommendation............................................  28
   Accounting Treatment.....................................................  28
   Pro Forma Data...........................................................  28
   Material Federal Income Tax Consequences.................................  28
   Regulatory Matters.......................................................  30
   Dissenters' Rights.......................................................  30
   Federal Securities Laws Consequences; Stock Transfer Restrictions........  31

OPINION OF FINANCIAL ADVISOR................................................  32

THE CLOSING.................................................................  34
   Effective Time...........................................................  34
   Shares Held by Sun.......................................................  34
   Procedures for Surrender of Certificates; Fractional Shares..............  34
   Fees and Expenses........................................................  35
   Nasdaq Stock Market Listing..............................................  35
   Amendment and Termination................................................  35

THE SHAREHOLDERS' MEETING...................................................  36
   Date, Time and Place.....................................................  36
   Matters to be Considered at the Shareholders' Meeting....................  36
   Record Date; Stock Entitled to Vote; Quorum..............................  36
   Votes Required...........................................................  36
   Share Ownership of Management............................................  36
   Voting of Proxies........................................................  37
   General Information......................................................  37
   Solicitation of Proxies; Expenses........................................  37

COMPARISON OF SHAREHOLDER RIGHTS............................................  38

DESCRIPTION OF CAPITAL STOCK OF SUN.........................................  39
   Rights of Common Stock...................................................  39
   Shares Available for Issuance............................................  39
   Anti-Takeover Provisions.................................................  40

WHERE YOU CAN FIND MORE INFORMATION.........................................  41

LEGAL MATTERS...............................................................  42

EXPERTS.....................................................................  42

LIST OF ANNEXES

ANNEX A   Plan of Share Exchange............................................ A-1
ANNEX B   Opinion of Financial Advisor...................................... B-1
ANNEX C   Tax Opinion of Snell & Wilmer, L.L.P.............................. C-1
ANNEX D   Financial Information Regarding Southern Arizona Community Bank... D-1
ANNEX E   Financial and Other Information Regarding Sun Community Bancorp
           Limited.......................................................... E-1
ANNEX F   Excerpts of Arizona Revised Statutes Regarding Dissenters'
           Rights........................................................... F-1

                                   ANSWERS TO
                           FREQUENTLY ASKED QUESTIONS

Q:   Why am I receiving these materials?

A: Southern's Board of Directors has approved the exchange of the 49% of Southern's common stock not owned by Sun for shares of common stock of Sun. The exchange requires the approval of Southern's shareholders. Southern is sending you these materials to help you decide whether to approve the exchange. These materials also include information regarding Southern's election of directors.

Q:   What will I receive in the exchange?


A: You will receive shares of Sun common stock, which are publicly traded on the National Market System of the Nasdaq Stock Market, Inc. under the symbol "SCBL." If the exchange is approved, an exchange ratio will be calculated by dividing one and one-half times the adjusted pro forma fully diluted net book value per share of Southern common stock as of August 17, 2001, by the higher of (1) the average closing prices of Sun's common stock for each of the trading days in the thirty (30) day period prior to and ending on September 30, 2001 or (2) the book value of Sun's common stock as of September 30, 2001. If the exchange ratio was calculated based on currently available information, you would receive 1.693656 shares of Sun common stock for each share of Southern common stock you own, based on an assumed book value Sun common stock of $10.502000 per share. The actual exchange ratio will be different because it will be based on information as of September 30, 2001. Fractional shares will be settled in cash.


Q:   What do I need to do now?

A: After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the shareholders' meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the shareholders' meeting and will ensure that your shares are voted if you later find you cannot attend the shareholders' meeting.

Q:   What do I do if I want to change my vote?

A:   You may change your vote:

     * by sending a written notice to the President of Southern prior to the shareholders' meeting stating that you would like to revoke your proxy;


     * by signing a later-dated proxy card and returning it by mail prior to the shareholders' meeting, no later than October 5, 2001; or


     *    by attending the shareholders' meeting and voting in person.

Q:   What vote is required to approve the exchange?

A: In order to complete the exchange, holders of a majority of the shares of Southern common stock (other than Sun) must approve the Plan of Share Exchange. If you do not vote your Southern shares, the effect will be a vote against the Plan of Share Exchange.

Q:   Should I send in my stock certificates at this time?

A: No. After the exchange is approved, Sun or Sun's stock transfer agent will send Southern shareholders written instructions for exchanging their stock certificates.

Q:   When do you expect to complete the exchange?

A: As quickly as possible after September 30, 2001. Approval by Southern's shareholders at the shareholders' meeting must be obtained first. It is anticipated the exchange will be completed by November 30, 2001.

Q:   Where can I find more information about Sun?

A: This document incorporates important business and financial information about Sun from documents filed with the SEC that have been delivered with this document. Certain exhibits are not included in those documents; however, Sun will provide you with copies of those exhibits, without charge, upon written or oral request to:

                       Sun Community Bancorp Limited
                       2777 East Camelback Road, Suite 375
                       Phoenix, Arizona 85016
                       Attention: General Counsel
                       Telephone Number: (602) 955-6100


     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SHAREHOLDERS' MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN OCTOBER 5, 2001.


     For more information on the matters incorporated by reference in this document, see "Where You Can Find More Information".

                         WHO CAN ANSWER YOUR QUESTIONS?

              If you have additional questions, you should contact:


                         Southern Arizona Community Bank
                             6400 North Oracle Road
                              Tucson, Arizona 85704
                                 (520) 219-5000
                            Attention: John P. Lewis
                                    President

                                       or

                          Sun Community Bancorp Limited
                       2777 East Camelback Road, Suite 375
                             Phoenix, Arizona 85016
                                 (602) 955-6100
                         Attention: Cristin Reid English
                                 General Counsel


                   If you would like additional copies of this
                 proxy statement/prospectus you should contact:
      Sun Community Bancorp Limited at the above address and phone number.

                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY
STATEMENT/PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. TO UNDERSTAND THE PROPOSED EXCHANGE FULLY AND THE CONSEQUENCES TO YOU, YOU SHOULD READ CAREFULLY THE ENTIRE PROXY STATEMENT/PROSPECTUS AND THE DOCUMENTS REFERRED TO IN THIS DOCUMENT. SEE "WHERE YOU CAN FIND MORE INFORMATION".

     Sun Community Bancorp Limited is a bank holding company with headquarters located at 2777 East Camelback Road, Suite 375, Phoenix, Arizona 85016. Sun's telephone number is (602) 955-6100. Sun's principal shareholder is Capitol Bancorp Limited, a bank holding company headquartered in Lansing, Michigan.

     Sun is a uniquely structured affiliation of community banks. It currently has 14 wholly or majority-owned bank subsidiaries, including Southern Arizona Community Bank. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Sun uses a unique strategy of bank ownership and development through a tiered structure.

     Sun's operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

     Southern Arizona Community Bank is a commercial bank with its headquarters at 6400 North Oracle Road, Tucson, Arizona 85704. Southern's telephone number is
(520) 219-5000.

     Southern is now and has been, since it commenced business, a 51% owned subsidiary of Sun. Southern commenced the business of banking on August 17, 1998. Southern offers a full range of commercial banking services.

REASONS FOR THE EXCHANGE (PAGE 27)

     It is believed that the exchange will provide you with greater liquidity and flexibility because Sun's common stock is publicly traded. The exchange will also provide you with greater diversification, since Sun is active in more than one geographic area and across a broader customer base.

THE SHAREHOLDERS' MEETING (PAGE 36)


     The meeting of Southern shareholders will be held on October 12, 2001 at 9:00 a.m., local time, at Southern Arizona Community Bank at 6400 North Oracle Road, Tucson, Arizona 85704. At the shareholders' meeting, you will elect Southern's Board of Directors and be asked to approve the Plan of Share Exchange.


RECOMMENDATION TO SHAREHOLDERS (PAGE 28)

     The Southern board believes that the exchange is fair to you and in the best interests of both you and Southern and recommends that you vote FOR approval of the share exchange.

VOTES REQUIRED (PAGE 36)

     Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of Southern common stock excluding the shares held by Sun. This is more than the vote required by law, but Southern's board has set the vote requirement to be sure the exchange is what you, the shareholders of Southern, want. Sun holds 51% of the outstanding shares of Southern common stock. Southern's Board of Directors holds 8.34% of the outstanding shares of Southern common stock, or 17.02% of all shares not held by Sun. The majority of the Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

RECORD DATE; VOTING POWER (PAGE 36)


     Southern shareholders may vote at the shareholders' meeting if they owned shares of common stock at the close of business on August 31, 2001. At the close of business on August 17, 2001, 159,320 shares of Southern common stock were outstanding (excluding shares held by Sun). For each share of Southern common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders' meeting on the proposal to approve the Plan of Share Exchange.


WHAT SHAREHOLDERS WILL RECEIVE IN THE EXCHANGE (PAGE 27)


     In the exchange, each outstanding share of Southern common stock will be automatically converted into the right to receive Sun common stock, according to an "exchange ratio". If the exchange ratio was calculated based on the information currently available, each shareholder of Southern would receive in the exchange 1.693656 shares of Sun common stock for each share of Southern common stock. This assumes a value for Sun common stock of $10.502000 per share. The actual exchange ratio will be based on information as of September 30, 2001, and will be different. The exchange ratio will be determined by dividing the Southern Share Value by the Sun Share Value, where:

          SOUTHERN SHARE VALUE. The share value of each share of Southern common stock shall be determined by multiplying 1.5 times the adjusted pro forma fully diluted net book value per share of Southern common stock as of the close of business on August 17, 2001. The adjusted pro forma net book value per share of Southern common stock as of the close of business on August 17, 2001 shall be calculated by (1) adding stockholders' equity as reflected in Southern's internally prepared financial statements as of July 31, 2001 and Southern's actual net income for the month of August, 2001, prorated for the first 17 days of the month, plus a pro forma adjustment for the previously-recorded cumulative effect of an accounting change for start-up costs; (2) subtracting from that sum the principal amounts of Sun's capital contributions to Southern during the period from August 17, 1998 to September 30, 2001 (none through August 17, 2001) for which Sun did not receive shares of Southern's common stock and also subtracting an interest factor to impute to Sun an appropriate return on its capital contributions equivalent to Sun's forgone interest rate through September 30, 2001; and (3) dividing Southern's adjusted pro forma stockholders' equity by the number of shares of Southern's common stock outstanding as of the close of business on September 30, 2001.


          SUN SHARE VALUE. The share value of each share of Sun common stock will be the higher of (1) the average closing prices of Sun's common stock for each of the trading days in the thirty (30) calendar day period prior to and ending on September 30, 2001, as reported by the NASDAQ Stock Market, Inc. or (2) the book value of Sun's common stock as of September 30, 2001.

     Each Southern shareholder (except Sun) will receive shares of Sun common stock in exchange for his, her or their Southern common stock calculated by multiplying the number of shares of Southern common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

ACCOUNTING TREATMENT (PAGE 28)

         Sun's acquisition of the minority interest of Southern will be accounted for under the purchase method of accounting. After the exchange, 100% of Southern's results from operations will be included in Sun's income statement, as opposed to 51% as is currently reported.

TAX CONSEQUENCES OF THE EXCHANGE TO SOUTHERN SHAREHOLDERS (PAGE 28)

     Sun's tax counsel has rendered its opinion that the exchange should be treated as a reorganization for United States federal income tax purposes. Accordingly, Southern shareholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Southern shares for shares of Sun's common stock in the exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Sun's common stock. Tax counsel's opinion is attached as Annex C to this proxy statement/prospectus. Tax Counsel's opinion is subject to certain assumptions which may limit its application in particular instances.

     Tax matters are very complicated, and the tax consequences of the exchange to each Southern shareholder will depend on the facts of that shareholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the exchange to you.

DISSENTERS' RIGHTS (PAGE 30)

     Arizona law entitles shareholders to dissent from and obtain fair value for their shares in the event of the consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholders are entitled to vote on the plan. Since the shareholders are entitled to vote on the plan, there are dissenters' rights.

OPINION OF FINANCIAL ADVISOR (PAGE 32)

     Southern retained JMP Financial, Inc. as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the Southern shareholders.

     In deciding to approve the exchange, the Southern board considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of Southern common stock is fair from a financial point of view. The opinion is attached as Annex B to this proxy statement/prospectus.

THE PLAN OF SHARE EXCHANGE (PAGE 26)

     The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the exchange.

TERMINATION OF THE EXCHANGE

     Southern and Sun can jointly agree to terminate the plan of exchange at any time without completing the exchange.

     Southern can terminate the exchange if a majority of Southern's shareholders (other than Sun) fail to approve the exchange at the shareholders' meeting; or a governmental authority prohibits the exchange.

YOUR RIGHTS AS A SHAREHOLDER WILL CHANGE

     Your rights as a Southern shareholder are determined by Arizona's banking law and by Southern's articles of incorporation and by-laws. When the exchange is completed, your rights as a Sun stockholder will be determined by Arizona law relating to business corporations (not the banking law) and by Sun's articles of incorporation and by-laws. See "Comparison of Shareholders Rights".

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Sun's Annual Report on Form 10-K for the year ended December 31, 2000, which is attached as part of Annex E to this proxy statement/prospectus. The unaudited consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Sun's Quarterly Report on Form 10-Q for the period ended June 30, 2001, which is attached as part of Annex E in this proxy statement/prospectus. See "Where You Can Find More Information". Interim results for the six months ended June 30, 2001 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2001. BECAUSE OF THE NUMBER OF BANKS ADDED THROUGHOUT THE PERIOD OF SUN'S EXISTENCE, AND BECAUSE OF THE DIFFERING OWNERSHIP PERCENTAGE OF BANKS INCLUDED IN THE CONSOLIDATED AMOUNTS, HISTORICAL OPERATING RESULTS ARE OF LIMITED RELEVANCE IN EVALUATING HISTORICAL PERFORMANCE AND PREDICTING SUN'S FUTURE OPERATING RESULTS.


     Sun's audited consolidated balance sheets as of December 31, 2000 and 1999 and related statements of operations and cash flows for the years ended December 31, 2000, 1999 and 1998 are attached as part of Annex E in this proxy statement/prospectus. The selected financial data provided below as of and for the six months ended June 30, 2001 and 2000 have been derived from Sun's unaudited consolidated financial statements which are attached as part of Annex E in this proxy statement/prospectus. Results of operations data and selected balance sheet data as of and for the years ended December 31, 1997 and 1996 were derived from audited consolidated financial statements which are not presented in this proxy statement/prospectus.


     Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the banks' assets (including Southern's) are included in Sun's consolidated balance sheet, regardless of whether Sun owns 51% or 100%. Sun's consolidated net income, however, only includes its subsidiaries' (including Southern) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Sun will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Sun will only reflect that income based on its ownership percentage.

                                                                                  SUN COMMUNITY BANCORP LIMITED
                                                          --------------------------------------------------------------------------
                                                            AS OF AND FOR THE
                                                             SIX MONTHS ENDED
                                                                 JUNE 30                          AS OF AND FOR THE
                                                               (UNAUDITED)                     YEARS ENDED DECEMBER 31
                                                          -------------------   ----------------------------------------------------
                                                            2001       2000       2000       1999       1998       1997       1996
                                                          --------   --------   --------   --------   --------   --------   --------
                                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED RESULTS OF OPERATIONS DATA:
  Interest income                                        $ 28,533    $ 16,560   $ 40,005   $ 17,920   $  7,344   $  2,871   $   354
  Interest expense                                         11,212       5,475     14,417      5,368      2,280        914       123
  Net interest income                                      17,321      11,085     25,588     12,552      5,064      1,957       231
  Provision for loan losses                                 1,862       1,702      3,926      1,753        379        268        49
  Net interest income after provision for loan losses      15,460       9,382     21,662     10,799      4,685      1,689       182
  Noninterest income                                          705         457      1,011        759        334        125        10
  Noninterest expense                                      14,858       9,859     21,841     14,503      5,330      2,037       440
  Income (loss)before cumulative effect of change
   in accounting principle                                    795         261        807     (1,207)        57        (72)     (164)
  Cumulative effect of change in accounting principle (1)                                      (386)
  Net income (loss)                                           795         261        807     (1,593)        57        (72)     (164)

                                                            AS OF AND FOR THE
                                                             SIX MONTHS ENDED
                                                                 JUNE 30                          AS OF AND FOR THE
                                                               (UNAUDITED)                     YEARS ENDED DECEMBER 31
                                                          -------------------   ----------------------------------------------------
                                                            2001       2000       2000       1999       1998       1997       1996
                                                          --------   --------   --------   --------   --------   --------   --------
                                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
  Net income (loss) per common share:
   Before cumulative effect of change in accounting
    principle(1):
     Basic                                               $   0.14    $   0.05   $   0.14   $  (0.26)  $   0.02   $ (0.05)   $ (0.14)
     Diluted                                                 0.14        0.05       0.14      (0.26)      0.02     (0.05)     (0.14)
   After cumulative effect of change in accounting
    principle(1):
     Basic                                                   0.14        0.05       0.14      (0.34)      0.02     (0.05)     (0.14)
     Diluted                                                 0.14        0.05       0.14      (0.34)      0.02     (0.05)     (0.14)
  Cash dividends paid                                          --          --         --         --         --        --         --
  Book value per common share                                9.43        9.17       9.29       9.09       6.92      5.10       4.51
SELECTED BALANCE SHEET DATA:
  Total assets                                           $677,181    $424,811   $526,833   $300,390   $135,578   $55,007    $17,276
  Portfolio loans                                         545,452     314,620    422,344    206,232     68,080    31,236      4,850
  Deposits                                                584,648     346,164    442,563    225,007     98,782    42,899     12,021
  Debt obligations                                          3,888          --         --         --         --        --         --
  Minority interest in consolidated
   subsidiaries                                            28,147      23,138     27,246     21,384      9,411     2,010         --
  Stockholders' equity                                     56,150      52,305     52,694     50,003     26,627     9,690      5,189
PERFORMANCE RATIOS: (2)
  Return on average equity                                   2.92%       1.02%      1.57%        --       0.34%       --         --
  Return on average assets                                   0.26%       0.14%      0.20%        --       0.06%       --         --
  Net interest margin (fully taxable equivalent)             4.51%       5.21%      4.91%      4.84%      4.51%     4.51%      1.33%
  Efficiency ratio (3)                                      82.43%      85.42%     82.11%    108.96%     98.74%    97.83%    182.57%
ASSET QUALITY:
  Non-performing loans (4)                               $  2,283    $  1,465   $  1,807   $     34         --        --         --
  Allowance for loan losses to non-performing loans        318.44%     250.65%    301.05%        --         --        --         --
  Allowance for loan losses to portfolio loans               1.33%       1.17%      1.29%      1.15%      1.02%     1.01%      1.30%
  Non-performing loans to total portfolio loans              0.42%       0.47%      0.43%      0.02%        --        --         --
  Net loan losses to average portfolio loans                 0.01%       0.31%      0.27%        --         --        --         --
CAPITAL RATIOS:
  Average equity to average assets                           9.04%      14.11%     12.27%     18.10%     18.35%    20.47%      8.24%
  Tier 1 risk-based capital ratio                           14.20%      21.77%     17.74%     25.71%     42.43%    11.91%      9.80%
  Total risk-based capital ratio                            15.45%      22.85%     18.96%     26.56%     43.25%    12.88%     10.91%
  Leverage ratio                                             8.29%      12.31%     10.00%     16.65%     19.64%     8.16%      7.16%

----------
(1) The accounting change related to a new accounting standard which required the write-off of previously capitalized start-up costs as of January 1, 1999.
(2)  These ratios are annualized for the periods indicated.
(3) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) Non-performing loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

                                  RISK FACTORS

     THE SHARES OF COMMON STOCK THAT ARE BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     INVESTING IN SUN'S COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP INTEREST IN SUN. AS A SUN SHAREHOLDER, YOUR INVESTMENT MAY BE IMPACTED BY RISKS INHERENT IN ITS BUSINESS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO VOTE TO EXCHANGE YOUR SOUTHERN COMMON STOCK FOR SUN'S COMMON STOCK.

     THIS PROXY STATEMENT/PROSPECTUS ALSO CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO SUN'S FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA," "ANTICIPATES," AND SIMILAR EXPRESSIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

NEWLY FORMED BANKS ARE LIKELY TO INCUR SIGNIFICANT OPERATING LOSSES.


     A majority of Sun's bank subsidiaries are less than three years old and Sun's oldest bank is slightly more than five years old. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. An accounting rule change effective January 1, 1999 requires immediate write-off, rather than capitalization and amortization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.


SUN MAY BE UNABLE TO EFFECTIVELY MANAGE ITS GROWTH.

     Sun has rapidly and significantly expanded its operations and anticipates that further expansion will be required to realize its growth strategy. Sun's rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Sun will need to attract, hire and retain highly skilled and motivated officers and employees and expand existing systems and/or implement new systems for:

     -    transaction processing;

     -    operational and financial management; and

     -    training, integrating and managing Sun's growing employee base.

FAVORABLE ENVIRONMENT FOR FORMATION OF NEW BANKS COULD CHANGE ADVERSELY.

     Sun's growth strategy includes the formation of additional new banks. Thus far, Sun has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Sun is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Sun's common stock.

SUN'S BANKS ARE SMALL, HAVE LIMITATIONS ON THE SIZE OF LOANS THEY CAN MAKE AND HAVE MINIMAL MARKET SHARE.

     Sun endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Sun's banks severely constrain the size of loans that those banks can make. In addition, many of the banks' competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans.

     Sun's banks are intended to be small in size. They each generally operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Sun's banks. While it is the intention of Sun's banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

SUN IS DEPENDENT UPON THE CONTRIBUTIONS OF ITS KEY MANAGEMENT PERSONNEL.

     Sun's future success depends, in large part, upon the continuing contributions of its key management personnel, including bank presidents and other senior officers. In particular, Sun is dependent upon the continuing services of Joseph D. Reid, Sun's Chairman, President and Chief Executive Officer. The loss of services of one or more key employees at Sun or its subsidiaries could have a material adverse effect on Sun. Sun can provide no assurance that it will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future.

     Joseph D. Reid has an employment agreement which expires on November 20, 2001. The agreement automatically extends for one successive year unless Mr. Reid or Sun gives written notice to the contrary. Certain members of Sun's senior management also have employment agreements with Sun.

IF SUN CANNOT RECRUIT ADDITIONAL HIGHLY QUALIFIED PERSONNEL, SUN'S BUSINESS MAY BE ADVERSELY IMPACTED.

     Sun's strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Sun does not succeed in attracting new employees or retaining and motivating current and future employees, Sun's business could suffer significantly.

SUN AND ITS BANKS OPERATE IN AN ENVIRONMENT HIGHLY REGULATED BY STATE AND FEDERAL GOVERNMENT; CHANGES IN FEDERAL AND STATE BANKING LAWS AND REGULATIONS COULD HAVE A NEGATIVE IMPACT ON SUN'S BUSINESS.

     As a bank holding company, Sun is regulated primarily by the Federal Reserve Board. Sun's principal shareholder, Capitol Bancorp Ltd., is also a bank holding company and regulated primarily by the Federal Reserve Board. Sun's current bank affiliates are regulated primarily by the state banking regulators and the FDIC.

     Federal and the various state laws and regulations govern numerous aspects of the banks' operations, including:

     -    adequate capital and financial condition;

     -    permissible types and amounts of extensions of credit and investments;

     -    permissible nonbanking activities; and

     -    restrictions on dividend payments.

     Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Sun and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Sun may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators' judgments based on information available to them at the time of their examination.

     The banks' operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Sun and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Sun.

REGULATORY ACTION COULD SEVERELY LIMIT FUTURE EXPANSION PLANS.

     To carry out some of its expansion plans, Sun is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

     While Sun's recent experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Sun, its current bank subsidiaries and future new start-up banks.

THE BANKS' ALLOWANCES FOR LOAN LOSSES MAY PROVE INADEQUATE TO ABSORB ACTUAL LOAN LOSSES.

     Sun believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios of its banks at the balance sheet date. Management's estimates are used to determine the allowance and are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond Sun's control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

     Because most of Sun's banks are young, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans will need to be increased in future periods as the loan portfolios become more mature. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which will adversely impact net income or will increase operating losses.

     In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Sun or its banks to increase their provision for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies would have a negative impact on Sun's operating results.

SUN'S COMMERCIAL LOAN CONCENTRATION INCREASES THE RISK OF DEFAULTS BY BORROWERS.

     Sun's banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Sun's strategy emphasizes lending to small businesses and other commercial enterprises. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan. Substantial credit losses could result, which could cause you to lose your entire investment in the common stock.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT SUN'S BUSINESS.

     CHANGES IN NET INTEREST INCOME. Sun's profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Sun's assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

     CHANGES IN THE YIELD CURVE. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm Sun's business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

SUN IS CONTROLLED BY AND A SUBSIDIARY OF CAPITOL BANCORP LIMITED.

     Capitol currently owns a controlling interest in the common stock and has voting control of Sun. Capitol's operating philosophy and investment in Sun could change which could have an adverse impact on Sun.

EXISTING SUBSIDIARIES OF SUN MAY NEED ADDITIONAL FUNDS TO AID IN THEIR GROWTH OR TO MEET OTHER ANTICIPATED NEEDS WHICH COULD REDUCE SUN'S FUNDS AVAILABLE FOR NEW BANK DEVELOPMENT OR OTHER CORPORATE PURPOSES.

     Sun's affiliated banks are generally capitalized at the minimum amount permitted by regulatory agencies. Future growth of existing banks may require additional capital infusions or other investment by Sun to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.

POSSIBLE VOLATILITY OF STOCK PRICE.

     Sun became a public company in July 1999 and has a limited history of trading activity. The market price of Sun's common stock may fluctuate in response to numerous factors, including variations in the annual or quarterly financial results of Sun, or its competitors; changes by financial research analysts in their estimates of the earnings of Sun or its competitors or the failure of Sun or its competitors to meet such estimates; conditions in the economy in general or the banking industry in particular; or unfavorable publicity affecting Sun, its banks, or the industry. In addition, equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market price for many companies' securities which have been unrelated to the operating performance of those companies. Any fluctuation may adversely affect the prevailing market price of Sun's common stock.

                               RECENT DEVELOPMENTS

     On January 11, 2001, Sun opened its fourteenth bank subsidiary, Sunrise Bank of San Diego located in San Diego, California and majority-owned by Sunrise Capital Corporation which is a majority-owned subsidiary of Sun.

     Additional expansion through the development of new banks in the states of California and Nevada is currently underway by Sun or its subsidiary bank development entities.


     In April 2000, Sun announced plans to purchase up to $3 million of its common stock in open market purchases. The shares repurchased in this manner may be retained as treasury shares, retired, used for implementation of an employee stock ownership plan or for other business purposes. To the extent such share purchases are made, they will have the impact of increasing the percentage ownership of Sun by Capitol Bancorp Ltd., which currently owns a controlling interest in Sun's common stock. The share purchase program will be funded from Sun's existing resources, principally short-term loans and investments. As of June 30, 2001 Sun has repurchased 138,100 of Sun's shares on the open market.


     In addition to the proposed share exchange herein for Southern, Sun has proposed a similar share exchange transaction for Mesa Bank. The proposed share exchange regarding Mesa is subject to the approval of that bank's shareholders and Southern's shareholders have no vote in such matter unless they also own shares of Mesa Bank. Because both proposed share exchange transactions are subject to the approval by the banks' respective shareholders, there is no assurance both or either transaction will be approved and consummated.

                                 CAPITALIZATION

     The table presented below shows Sun's actual total capitalization as of June 30, 2001, and as adjusted to reflect the exchange of Sun's common stock for Southern's common stock as described in this proxy statement/prospectus and the pending proposed share exchange regarding Mesa Bank. See "Recent Developments".


                                                                           AS OF JUNE 30, 2001
                                                   ---------------------------------------------------------------------
                                                                                                            AS ADJUSTED
                                                                                                              FOR BOTH
                                                                     AS ADJUSTED FOR    AS ADJUSTED FOR     SOUTHERN AND
                                                                      THE SOUTHERN         THE MESA             MESA
                                                      ACTUAL           EXCHANGE(2)        EXCHANGE(3)       EXCHANGES(4)
                                                   ------------       ------------       ------------       ------------
DEBT OBLIGATIONS:
  Short-term borrowings                            $      3,888       $      3,888       $      3,888       $      3,888
  Other                                                      --                 --                 --                 --
                                                   ------------       ------------       ------------       ------------
     Total debt obligations                               3,888              3,888              3,888              3,888

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES      28,147,018         26,168,882         26,132,860         24,154,724

STOCKHOLDERS' EQUITY(1):
  Common stock, no par value; 10,000,000 shares
    authorized; issued, and outstanding:
     Actual - 6,089,849 shares                       57,596,067
     As adjusted for the Southern exchange -
       6,359,682 shares                                                 60,429,853
     As adjusted for the Mesa exchange -
       6,361,940 shares                                                                    60,453,567
     As adjusted for both the Southern and Mesa
       exchanges - 6,631,773 shares                                                                           63,287,353
  Retained-earnings deficit                            (170,091)          (170,091)          (170,091)          (170,091)
  Market value adjustment for available-for-sale
    securities (net of tax effect)                       38,568             38,568             38,568             38,568
  Less treasury stock (138,100 shares)               (1,314,103)        (1,314,103)        (1,314,103)        (1,314,103)
                                                   ------------       ------------       ------------       ------------

     Total stockholders' equity                    $ 56,150,441       $ 58,984,227       $ 59,007,941       $ 61,841,727
                                                   ============       ============       ============       ============

TOTAL CAPITALIZATION                               $ 84,297,459       $ 85,153,109       $ 85,140,801       $ 85,996,451
                                                   ============       ============       ============       ============

   Book value per share of common stock            $   9.434275       $   9.480583       $   9.480954       $   9.523382
                                                   ============       ============       ============       ============
CAPITAL RATIOS:
   Stockholders' equity to total assets                    8.29%              8.70%              8.70%              9.11%

   Total capitalization to total assets                   12.45%             12.56%             12.56%             12.67%


----------
(1) Does not include 854,875 shares of common stock issuable upon exercise of stock options. See "Management--Stock Option Program."


(2) Assumes issuance of 269,833 shares of Sun common stock upon completion of Southern exchange.
(3) Assumes issuance of 272,091 shares of Sun common stock upon completion of Mesa share exchange.
(4) Assumes issuance of 541,924 shares of Sun common stock upon completion of both the Southern and Mesa share exchanges.

                      DIVIDENDS AND MARKET FOR COMMON STOCK


     Sun's common stock is listed on the Nasdaq National Market under the symbol "SCBL." The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Sun's common stock was $10.40 on September 19, 2001.


                                                                      Cash
2000                                         High       Low      Dividends Paid
----                                         ----       ---      --------------
Quarter ended March 31                     $ 9.750    $ 7.125          --
Quarter ended June 30                       11.125      8.875          --
Quarter ended September 30                  11.000      6.500          --
Quarter ended December 31                    8.250      6.000          --

2001
----
Quarter ended March 31                       8.875      6.250          --
Quarter ended June 30                       11.000      6.650          --
Quarter ending September 30
(through August 31)                         12.250      8.800          --

     As of February 15, 2001, there were 1,993 beneficial holders of Sun's common stock based on information supplied by its stock transfer agent and other sources. Sun has never paid a cash dividend on its common stock.

     In April 2000, Sun announced plans to purchase up to $3 million of its common stock in open market purchases during the next several months. The shares repurchased in this manner may be retained as treasury shares, retired, used for implementation of an employee stock ownership plan or for other business purposes. To the extent such share purchases are made, they will have the impact of increasing the percentage ownership of Sun by Capitol Bancorp Ltd., which currently owns a controlling interest in Sun's common stock. The share purchase program will be funded from Sun's existing resources, principally short-term loans and investments. Through June 30, 2001 Sun has repurchased 138,100 of Sun's common stock on the open market.

     There is no market for Southern's common stock. Any transfers have been made privately and are not reported. Southern has never paid a dividend on its common stock.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus includes forward-looking statements. Sun has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

     - the results of management's efforts to implement Sun's business strategy including planned expansion in California, Nevada and elsewhere;

     - adverse changes in the banks' loan portfolios and the resulting credit risk-related losses and expenses;

     - adverse changes in the economy of the banks' market areas that could increase credit-related losses and expenses;

     - adverse changes in real estate market conditions that could also negatively affect credit risk;

     - the possibility of increased competition for financial services in Sun's markets;

     - fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations; and

     -    other factors described in "Risk Factors".

                              INFORMATION ABOUT SUN

     This proxy statement/prospectus is accompanied by a copy of the following documents as indicated in Annex E:

     -    Report on Form 10-Q for period ended June 30, 2001
     -    Report on Form 10-Q for period ended March 31, 2001
     -    Annual Report to Shareholders for year ended December 31, 2000
     -    Annual Report on Form 10-K for year ended December 31, 2000
     - Proxy statement for Sun's Annual Meeting of Shareholders held on May 25, 2001

                           INFORMATION ABOUT SOUTHERN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Management's discussion and analysis of financial condition and results of operations for the periods ended June 30, 2001 and December 31, 2000 are included in this proxy statement/prospectus as part of Annex D.

FINANCIAL STATEMENTS.

     Unaudited interim condensed financial statements of Southern as of June 30, 2001 and for the six months ended June 30, 2001 and 2000 are included in this proxy statement/prospectus as part of Annex D. Audited financial statements of Southern as of and for the years ended December 31, 2000 and 1999 and period ended December 31, 1998 are included in this proxy statement/prospectus as part of Annex D.

VOTING SECURITIES AND PRINCIPAL HOLDERS.

     The following table shows the share holdings of each director and officer of Southern and all directors and officers as a group. Where applicable, the table includes shares held by members of their immediate families.


                                                        Southern shares beneficially owned
                                                  ----------------------------------------------
                                                               Percentage     Percentage of all
                                                                 of all        Southern shares
                                                                Southern     excluding Southern
Name of Beneficial owner                           Number        Shares      shares owned by Sun
------------------------                           ------        ------      -------------------
Sun Community Bancorp Limited                     165,823           51%              N/A
                                                  =======        =====             =====
Southern's Directors and Officers:
  William R. Assenmacher                            7,500         2.31%             4.71%
  Jody A. Comstock                                     --           --                --
  Michael J. Devine                                   400         0.12%             0.25%
  Robert A. Elliott                                 1,500         0.46%             0.94%
  Brian K. English                                    100         0.03%             0.06%
  Michael L. Kasten                                 4,000         1.23%             2.51%
  Yoram Levy                                           --           --                --
  John P. Lewis                                     6,529         2.01%             4.10%
  Jim Livengood                                       200         0.06%             0.13%
  James A. Mather                                   5,096         1.57%             3.20%
  Morgan North                                         --           --                --
  James Sakrison                                       --           --                --
  Paul A. Zucarelli                                 1,500         0.46%             0.94%
  Teresa R. Gomez                                      --           --                --
  Jean M. Griffin-Getek                                --           --                --
  Michael J. Trueba                                    --           --                --
  Mindy C. Webb                                       300         0.09%             0.19%
                                                  -------        -----             -----

    Total of Directors and Officers, as a group    27,125         8.34%            17.03%
                                                  =======        =====             =====


     Other than the directors and officers of Southern as a group, no individual owns greater than 5% of the outstanding shares of Southern, exclusive of the shares owned by Sun.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


     Because Southern is already a majority-owned subsidiary of Sun, it is already included in Sun's consolidated financial statements. Consummation of the exchange is not expected to have a material impact on the consolidated financial position or consolidated results of operations of Sun. Accordingly, pro forma consolidated financial information illustrating the exchange and Sun's purchase of the minority interest of Southern is not required to be presented in this prospectus.

                            THE ELECTION OF DIRECTORS

     Southern's Certificate of Incorporation and By-Laws provide that the number of Directors, as determined from time to time by the Board of Directors, shall be no less than (5) and no more than (25). The Board of Directors has presently fixed the number of Directors at thirteen.

     The Board of Directors has nominated the thirteen (13) directors named below for a one-year term. All nominees are willing to be elected and to serve in such capacity for one year and until the election and qualification of their successors. All of the nominees for election to the Board of Directors are currently members of Southern's Board of Directors.

     The proposed nominees for election as Directors are willing to be elected and serve but in the event that any nominee at the time of election is unable to serve or is otherwise unavailable for election, the Board of Directors may select a substitute nominee, and in that event the persons named in the enclosed proxy intend to vote such proxy for the person selected.

     The affirmative vote of a plurality of the votes cast at the meeting is required for the nominees to be elected.

     The table following sets forth information regarding Southern's Directors based on the data furnished by them:

NAME, PROFESSIONAL POSITIONS & POSITIONS HELD WITH SOUTHERN

William R. Assenmacher, President, T.A. Caid Industries, Inc.; Director

Jody A. Comstock, Physician and Owner, Skin Spectrum; Director

Michael J. Devine, Attorney at Law; Director (also a director of Sun)

Robert A. Elliott, President and Owner, Robert A. Elliott, Inc.; Director

Brian K. English, General Counsel, Capitol Bancorp Limited; Director

Michael L. Kasten, Managing Partner, Kasten Investments, LLC; Director
  (also a director of Sun and Capitol Bancorp Limited)

Yoram Levy, Project Manager, Diamond Ventures, Inc.; Director

John P. Lewis, President, Southern Arizona Community Bank; Director

Jim Livengood, Director of Athletics, University of Arizona; Director

James A. Mather, Certified Public Accountant and Attorney at Law; Director

Morgan North, President, Borderland Construction Co., Inc.; Director

James Sakrison, Principal, Slutes, Sakrison, et.al, PC; Director

Paul A. Zucarelli, Owner/Principal, Gordon, Zucarelli and Handley Insurance;
  Director

                                  THE EXCHANGE

GENERAL

     The Southern Board of Directors is using this proxy statement/prospectus to solicit proxies from the holders of Southern common stock for use at the shareholders' meeting of Southern.


     At the shareholders' meeting to be held on October 12, 2001, Southern common shareholders will be asked to approve the exchange. The Plan of Share Exchange provides for Southern's minority shareholders to exchange the 49% of the common stock of Southern not owned by Sun for Sun common stock. Upon consummation of the exchange, Southern will become a wholly-owned subsidiary of Sun. In the exchange, Southern shareholders will receive shares of Sun's common stock.


BACKGROUND OF THE EXCHANGE

     The concept of a potential share exchange transaction with Sun has been discussed informally from time to time from the beginning of Southern's operations. Sun expressed a willingness to extend an offer of an exchange around the Bank's 36th month of operation. These discussions occurred at various Southern board meetings during that period. The objectives of the potential exchange would be to enable shareholders of Southern to achieve liquidity in their investment, a reasonable return on their investment in the form of a `premium', and to accomplish such an exchange on a tax-free basis. Without the exchange, shareholders of Southern will continue to hold Southern bank stock which has no market and is illiquid.

     Southern's board of directors has not solicited or received any other proposals for the potential exchange or sale of Southern's shares of common stock which are not owned by Sun. If other proposals were under consideration for sale or exchange of Southern's shares to an entity other than Sun, Sun would be permitted to vote its shares of Southern. By virtue of Sun's majority ownership of Southern, it is likely that Sun would not vote its shares of Southern in favor of any other proposals regarding a share exchange or sale of the minority interest in Southern with another party. In addition, Sun currently has no intentions of selling its majority interest in Southern. Hence, the only proposal under consideration is Sun's proposal.


     Sun based its proposal on its prior transactions and those of its parent, Capitol Bancorp Ltd., whereby it has acquired the minority interest in banks it controls. In those prior transactions, Sun and Capitol have offered those minority shareholders an opportunity to exchange their bank shares for common stock of Sun or Capitol (their respective majority owner, as the case may be) at an exchange ratio based on 150% of the adjusted pro forma net book value of the bank's shares on or about the 36th month of the bank's operations. Although Sun is under no contractual obligation to make such an offer to acquire the minority interests in any of its present bank subsidiaries, it has made this proposal to Southern's board of directors consistent with its informal discussions with Southern's board during the past three years.


     Consensus between Sun and Southern's directors who are not employees or officers of Sun was reached in August 2001, to approve the proposed exchange subject only to:

     - obtaining an independent opinion that the proposed share exchange is fair to Southern's shareholders from a financial point of view; and

     - obtaining approval for the proposed exchange by a majority of Southern's shares not already owned by Sun.

     In August 2001, the Southern board approved the Plan of Share Exchange and agreed to call a shareholder meeting for a shareholder vote to approve the Plan of Share Exchange.

SOUTHERN'S REASONS FOR THE EXCHANGE.

     Southern's reasons for the exchange are that the shareholders of Southern will be best served by the exchange in order to maximize their shareholder value and to provide them:

     * better protection through diversification geographically and by customer base through Sun's subsidiary banks rather than dependence upon the resources of a single bank.

     * the Southern shareholders will receive publicly traded shares, providing them liquidity as opposed to the Southern common stock for which there is no public market. Southern shareholders who choose to do so may continue to hold the Sun stock they receive in the exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.

SUN'S REASONS FOR THE EXCHANGE

     Sun believes that Southern's profitability will increase. As noted elsewhere in this proxy statement/prospectus, while Southern's assets are reported as part of Sun's assets for purposes of its consolidated financial statements, Southern's income or loss is attributed to Sun only in the percentage which Sun owns of Southern common stock. Sun desires to acquire the remainder of Southern's common stock so that Sun can include 100% of Southern's income or loss in Sun's consolidated income statement.

TERMS OF THE EXCHANGE

     Terms of the exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included as Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety.

     The terms of the exchange can be summarized as follows:


          Upon approval of the exchange by a majority of the 49% of the shares of Southern held by shareholders other than Sun, each share of Southern common stock will be exchanged for shares of Sun common stock according to an exchange ratio. The exchange ratio will be determined by dividing the Southern share value by the Sun share value. The Southern share value is one and one-half times the adjusted pro forma fully diluted net book value per share of Southern common stock as of August 17, 2001. The net book value per share of Southern common stock as of August 17, 2001 will be calculated by (1) adding stockholders' equity as reflected in Southern's internally prepared financial statements as of July 31, 2001 and Southern's actual net income for the month of August, 2001, prorated for the first 17 days of the month, plus a pro forma adjustment for the previously-recorded cumulative effect of an accounting change for start-up costs; (2) subtracting from that sum the principal amounts of Sun's capital contributions to Southern during the period from August 17, 1998 to September 30, 2001 (none through August 17, 2001) for which Sun did not receive shares of Southern's common stock and also subtracting an interest factor to impute to Sun an appropriate return on its capital contributions equivalent to Sun's forgone interest rate through September 30, 2001; and (3) dividing Southern's pro forma stockholders' equity by the number of shares of Southern's common stock outstanding as of the close of business on September 30, 2001.


     Sun's share value will be the higher of (1) the average closing prices of Sun's common stock for each of the trading days in the thirty (30) calendar day period prior to and ending on September 30, 2001, as reported by the NASDAQ Stock Market, Inc. or (2) the book value of Sun common stock as of September 30, 2001.

     Once the Southern share value and Sun share value are determined, the exchange ratio will be determined by dividing the Southern share value by the Sun share value. Each Southern shareholder (except Sun) will receive shares of Sun common stock in exchange for his, her or their Southern common stock calculated by multiplying the number of shares in Southern common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

SOUTHERN BOARD RECOMMENDATION

     THE SOUTHERN BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF THE SOUTHERN SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF SHARE EXCHANGE.

ACCOUNTING TREATMENT

     Sun expects the exchange to be treated as the acquisition of a minority interest using the purchase method of accounting.

PRO FORMA DATA

     In light of the respective total assets and net income of Sun and Southern and since Southern has since its inception always been a consolidated subsidiary of Sun, pro forma financial statements are not included in this proxy statement/prospectus. The pro forma effect of the exchange is deemed to be immaterial.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The income tax discussion below represents the opinion of Snell & Wilmer, L.L.P., tax counsel to Sun, on the material federal income tax consequences of the exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers, or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

     This discussion also is based upon certain representations made by Southern and Sun. You should read carefully the full text of the tax opinion of Snell & Wilmer, L.L.P. The opinion is included in this proxy statement/prospectus as Annex C. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

     This discussion also assumes that shareholders hold their shares of Southern common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:

     *    banks;

     *    tax-exempt organizations;

     *    insurance companies;

     *    dealers in securities or foreign currencies;

     * Southern shareholders who received their Southern common stock through the exercise of employee stock options or otherwise as compensation;

     *    Southern shareholders who are not U.S. persons; and

     * Southern shareholders who hold Southern common stock as part of a hedge, straddle or conversion transaction.

     The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

     Based on the assumptions and representations above, it is the opinion of Snell & Wilmer, L.L.P., tax counsel to Sun, that:

     *    the exchange will qualify as a reorganization within the meaning of
          Section 368(a)(1)(B) of the Internal Revenue Code;

     * no gain or loss will be recognized by the shareholders of Southern who exchange their Southern common stock solely for Sun common stock (except with respect to cash received instead of a fractional share of Sun common stock);

     * the aggregate tax basis of the Sun common stock received by Southern shareholders who exchange all of their Southern common stock for Sun common stock in the exchange will be the same as the aggregate tax basis of the Southern common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Sun common stock for which cash is received);

     * the holding period of the Sun common stock received will include the holding period of shares of Southern common stock surrendered in exchange; and

     * a holder of Southern common stock that receives cash instead of a fractional share of Sun common stock will, in general, provided the redemption is not essentially equivalent to a dividend under Section 302(b)(1) of the Internal Revenue Code, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder's tax basis in shares of Southern common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Southern common stock exchanged for the fractional share of Sun common stock satisfies the long-term holding period requirement.

     The tax opinion of Snell & Wilmer, L.L.P. is not binding upon the Internal Revenue Service or the courts.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

REGULATORY MATTERS

     Southern is subject to regulation by Arizona's State Banking Department and the FDIC. The State Banking Department has been advised by Sun of the proposed share exchange. The FDIC is not required to give permission or otherwise review the exchange prior to consummation.

     As a bank holding company, Sun is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Sun to obtain the Federal Reserve Board's permission to acquire at least 51% of a subsidiary bank. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the stock of the subsidiary bank. Of course, Sun received permission to acquire 51% or more ownership of Southern prior to Southern commencing the business of banking. Accordingly, Sun will not be required to seek any further approval from the Federal Reserve Board for the exchange.

     It is a condition of the exchange that the shares of Sun stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the Nasdaq Stock Market, Inc., subject to official notice of issuance. An application will be filed to list Sun's shares. Accordingly, the shares of Sun common stock to be issued in exchange for the Southern common stock will be publicly tradable upon consummation of the exchange. There will be no restriction on the ability of a former Southern shareholder to sell in the open market the Sun common stock received (unless the Southern shareholder is also an officer, director or affiliate of either Southern or Sun, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on the sale of Sun common stock).

DISSENTERS' RIGHTS

     Arizona law entitles shareholders to dissent from and obtain fair value for their shares in the event of the consummation of a plan of share exchange to which the Corporation is a party as the corporation whose shares will be acquired, if the shareholders are entitled to vote on the plan. Since the shareholders are entitled to vote on the plan, there are dissenters' rights.

     By following the specific procedures set forth in the Arizona Business Corporation Act (the "ABCA"), holders of Southern common stock have a statutory right to dissent from the Plan of Share Exchange. If the exchange is approved and consummated, any holder of Southern common stock who properly perfects his dissenters' rights will be entitled, upon consummation of the exchange, to receive an amount in cash equal to the fair value of his shares of Southern common stock rather than receiving the consideration set forth in the Plan of Share Exchange. The following summary is not a complete statement of statutory dissenters' rights of appraisal, and this summary is qualified by reference to the applicable provisions of the ABCA, which are reproduced in full in Annex F to this proxy statement/prospectus.

     A shareholder must complete each step in the precise order prescribed by the statute to perfect his dissenter's rights of appraisal.

     Any holder of Southern common stock who desires to dissent from the Plan of Share Exchange shall (i) deliver to Southern before the vote is taken at the shareholders' meeting written notice of the shareholder's intent to demand payment for the shareholder's shares if the Plan of Share Exchange is effectuated, and (ii) not vote his shares in favor of the Plan of Share Exchange.

     If the Plan of Share Exchange is authorized at the shareholders' meeting, Sun will be liable for discharging the rights of the shareholders who dissented from the Plan of Share Exchange ("Dissenting Shareholder") and shall, no later than ten (10) days after approval of the Plan of Share Exchange, notify the Dissenting Shareholders in writing of the location to where the Dissenting Shareholders' demand for payment must be sent. The written notice must also set a date by which Sun must receive the payment demand (the "Notice Date"), which date shall be at least thirty (30) but not more that sixty (60) days after the date notice is provided to the Dissenting Shareholders. Each Dissenting Shareholder so notified must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date of the first announcement of the terms of the Plan of Share Exchange and deposit his certificates representing shares of Southern common stock in accordance with the terms of the notice. A Dissenting Shareholder who does not demand payment or deposit his certificates, if required, by the Notice Date is not entitled to payment for his shares.

     Upon receipt of a payment demand, Sun shall pay each Dissenting Shareholder the amount Sun estimates to be the fair value of the Dissenting Shareholder's shares plus accrued interest.

     A Dissenting Shareholder may notify Sun in writing of his own estimate of the fair value of his shares and amount of interest due and either demand payment of the Dissenting Shareholder's estimate, less any previous payment, or reject Sun's offer and demand payment of the fair value of the Dissenting Shareholder's shares and interest due if either (i) the Dissenting Shareholder believes that the amount paid by Sun is less than the fair value of his shares or that the interest due is incorrectly calculated, (ii) Sun fails to make payment within sixty (60) days after the date set for demanding payment, or
(iii) Sun, having failed to effectuate the exchange, does not return the Dissenting Shareholder's deposited certificates within sixty (60) days after the date set for demanding payment. A Dissenting Shareholder waives the right to demand payment pursuant to his own estimate of the fair value of his shares unless he notifies Sun of his demand in writing within thirty (30) days after Sun made or offered payment for the Dissenting Shareholder's shares.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This proxy statement/prospectus does not cover any resales of the Sun common stock you will receive in the exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All shares of Sun common stock you will receive in the exchange will be freely transferable, except that if you are deemed to be an "affiliate" of Southern under the Securities Act of 1933 at the time of the shareholders meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Southern for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Southern, and would not include shareholders who are not officers, directors or principal shareholders of Southern.

     The affiliates of Southern may not offer, sell or otherwise dispose of any of the shares of Sun common stock issued to that affiliate in the exchange or otherwise owned or acquired by that affiliate:

     (1) for a period beginning 30 days prior to the exchange and continuing until financial results covering at least 30 days of post-exchange combined operations of Sun and Southern have been publicly filed by Sun; or

     (2)  in violation of the Securities Act.

                          OPINION OF FINANCIAL ADVISOR

     Southern has retained JMP Financial, Inc. to provide a financial fairness opinion in connection with the exchange. The Southern board selected JMP Financial, Inc. to act as Southern's financial advisor based on its qualifications, expertise and reputation. JMP Financial, Inc. has rendered its opinion, in writing, that, based upon and subject to the various considerations set forth in the opinion, the consideration to be received pursuant to the exchange by the holders of Southern common stock is fair from a financial point of view.

     The full text of the written opinion of JMP Financial, Inc. is attached as Annex B to this proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by JMP Financial, Inc. in rendering its opinion. Southern shareholders are urged to, and should, read the opinion carefully and in its entirety. The opinion is directed to the Southern board and addresses only the fairness from a financial point of view of the consideration received pursuant to the exchange as of the date of the opinion. It does not address any other aspect of the exchange and does not constitute a recommendation to any holder of Southern common stock as to how to vote at the special shareholders meeting. The summary of the opinion of JMP Financial, Inc. set forth in this document is qualified in its entirety by reference to the full text of the opinion.

     In connection with rendering its opinion, JMP Financial, Inc. among other things:

     * reviewed certain internal financial statements and other financial and operating data concerning Southern prepared by the management of Southern;

     * discussed the past and current operations and financial condition and the prospects of Southern with senior executives of Southern;

     * reviewed certain publicly available financial statements and other information of Sun;

     * discussed the past and current operations and financial condition and the prospects of Sun with senior executives of Sun;

     * reviewed the reported prices and trading activity for Sun common stock;

     * compared the financial performance of Southern and Sun and the prices and trading activity of Sun common stock with that of certain other comparable publicly traded companies and their securities;

     * reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

     *    reviewed the Plan of Share Exchange; and

     * performed such other analyses and considered such other factors as JMP Financial, Inc. deemed appropriate.

     In rendering its opinion, JMP Financial, Inc. performed the following analyses:

     (1) JMP Financial, Inc. reviewed the performance of a sample of publicly traded stocks of other banks and bank holding companies. No bank or bank holding company was identical to Sun. The pricing ratios of these publicly traded banks were compared to Sun.

     (2) JMP Financial, Inc. also consulted a private database to construct a group of banks and bank holding companies it deemed to be similar to either Southern or Sun, considering, but not limiting its analysis to, such factors as size, financial condition and performance, growth, geography and market performance. Once again, although no bank or bank holding company was identical to Southern or Sun, JMP Financial, Inc. noted in the aggregate the factors considered presented a reasonable comparison to the respective factors for Southern and Sun.

     (3) JMP Financial, Inc. reviewed the pricing ratios in those mergers and acquisitions of banks and bank holding companies pending or completed during the past twelve months for which public information was available. JMP Financial, Inc. found that the premium to book value ratios offered to selling shareholders generally ranged from 97 percent to 369 percent, with both median and average premium to book values falling between 194 percent and 203 percent. All of these transactions involved the transfer of control to the acquiring institution. JMP Financial, Inc. also reviewed the trading prices and histories of small publicly traded banks it deemed comparable to Southern to determine the approximate fair market value of small minority positions in those institutions and found that price-to-book value ratios ranged from 44 percent to 251 percent with averages and medians ranging from 108 to 115 percent. The banks which JMP Financial, Inc. reviewed and which it defined as "small publicly traded banks" are all listed on the Nasdaq National Market System and average a weekly trading volume of about one-half of one percent of their outstanding stock. Among the significant differences between these small publicly traded banks and Southern is that the Southern stock is illiquid. A number of historical studies and valuation practices estimate liquidity discounts in a range from 10 to 30 percent. The transaction at issue is somewhere between the sale of all of the stock of an entire financial institution and the sale of a minority block of stock in a community bank; however, JMP Financial, Inc. believes the exchange bears more characteristics of the latter than the former. The most dramatic difference, in the view of JMP Financial, Inc., between the exchange and an acquisition of all of the stock of an entire institution is the "change of control" by which the acquiring institution acquires all of the outstanding stock of the acquired institution. In such transactions, control of the acquired institution changes hands, for which the acquiring institution may pay a significant premium. In the present transaction, JMP Financial, Inc. noted that Sun has had control of Southern from the outset and would not be expected to pay a "premium" for control, since it already owns control of Southern. JMP Financial, Inc. would expect that the premium over book value would be closer to the price paid in the sale of a minority block of stock in a small publicly traded bank, which in fact is the case. JMP Financial, Inc. therefore concluded that the exchange was fair to the shareholders of Southern from a financial point of view.

     The opinion and presentation of JMP Financial, Inc. to the Southern board was one of many factors taken into consideration by Southern's board in making its decision to approve the exchange. The analyses as described above should not be viewed as determinative of the opinion of the Southern board with respect to the exchange or of whether the Southern board would have been willing to agree to a transaction with a different form or amount of consideration.

     The Southern board retained JMP Financial, Inc. based upon its qualifications, experience and expertise. JMP Financial, Inc. is a recognized investment banking and advisory firm which has special expertise in the valuation of banks.

     This opinion is based on the veracity of public information obtained by JMP and of information, both written and oral, provided to JMP by the Bank, without verification of JMP. JMP has not analyzed the credit quality of the loan portfolio.

     Under the engagement letter, JMP Financial, Inc. provided financial advisory services and a financial fairness opinion in connection with the exchange, and Southern agreed to pay JMP Financial, Inc. a fee of $8,000 plus out-of-pocket expenses. In addition, Southern has agreed to indemnify JMP Financial, Inc. and its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws.

                                   THE CLOSING

EFFECTIVE TIME


     The exchange will be effective at 5:00 p.m., Mountain Time, on October 12, 2001, and will be closed as soon as possible after the vote at the meeting of Southern's shareholders. If the Plan of Share Exchange is approved, as of the effective date, each outstanding share of Southern common stock will be automatically converted into the right to receive Sun common stock according to the exchange ratio.


SHARES HELD BY SUN

     Shares of Southern common stock owned by Sun since Southern's organization will be unaffected by the exchange. Those shares will not be exchanged for any securities of Sun or other consideration.

PROCEDURES FOR SURRENDER OF CERTIFICATES; FRACTIONAL SHARES

     As soon as reasonably practicable after the effective date of the exchange, Sun or Sun's transfer agent will send you a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of your Southern stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Commencing immediately after the effective date of the exchange, upon surrender by you of your stock certificates representing Southern shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Sun common stock into which those Southern shares have been converted, together with a cash payment in lieu of fractional shares, if any.

     After the effective date, each certificate that previously represented shares of Southern stock will represent only the right to receive the shares of Sun common stock into which shares of Southern stock were converted in the exchange, and the right to receive cash in lieu of fractional shares of Sun common stock as described below.

     Until your Southern certificates are surrendered to Sun or Sun's agent, you will not be paid any dividends or distributions on the Sun common stock into which your Southern shares have been converted with a record date after the exchange, and will not be paid cash in lieu of a fractional share. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Sun common stock payable as described below will be paid to you without interest.

     Southern's transfer books will be closed at the effective date of the exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of Southern stock that is not registered in the records of Southern has occurred, then, so long as the Southern stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Sun common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.

     No fractional share of Sun common stock will be issued upon surrender of certificates previously representing Southern shares. Instead, Sun will pay you an amount in cash determined by multiplying the fractional share interest to which you would otherwise be entitled by the Sun share value used in determining the exchange ratio.

FEES AND EXPENSES

     Whether or not the exchange is completed, Sun and Southern will each pay its own costs and expenses incurred in connection with the exchange, including the costs of (a) the filing fees in connection with Sun's Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and "blue sky" laws, (c) the expenses in connection with printing and mailing of the Sun Form S-4 registration statement and this proxy statement/prospectus, and
(d) all other expenses.

NASDAQ STOCK MARKET LISTING

     Sun will promptly prepare and submit to the Nasdaq Stock Market, Inc. a listing application with respect to the maximum number of shares of Sun common stock issuable to Southern shareholders in the exchange, and Sun must use reasonable best efforts to obtain approval for the listing of Sun common shares on the Nasdaq Stock Market, Inc.

AMENDMENT AND TERMINATION

     Sun and Southern may amend or terminate the exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the exchange, it may not be further amended without the approval of the shareholders.

                            THE SHAREHOLDERS' MEETING

DATE, TIME AND PLACE


     The shareholders' meeting will be held on October 12, 2001 at Southern Arizona Community Bank, 6400 North Oracle Road, Tucson, Arizona 85704 at 9:00 a.m., local time.


MATTERS TO BE CONSIDERED AT THE SHAREHOLDERS' MEETING

     At the shareholders' meeting, holders of Southern common stock will vote on whether to approve the exchange. See "The Exchange". Shareholders will also vote on the election of directors for Southern. See "Election of Directors".

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM


     Holders of record of Southern common stock at the close of business on August 17, 2001, the record date for the shareholders' meeting, are entitled to receive notice of and to vote at the shareholders' meeting. At August 17, 2001, 325,143 shares of Southern common stock were issued and outstanding and held by approximately 196 holders of record. Sun held 165,823 shares of Southern common stock on that date and 159,320 were held by shareholders other than Sun.


     A majority of the shares of the Southern common stock (excluding shares held by Sun) entitled to vote on the record date must be represented in person or by proxy at the shareholders' meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders' meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Southern common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at Southern's shareholders' meeting.

     Southern does not expect any other matters to come before the shareholders' meeting. However, if any other matters are properly presented at the special meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the meeting. Southern is not aware of any matters expected to be presented at the meeting other than as described in the notice of the meeting.

VOTES REQUIRED

     Although approval of the exchange by two-thirds of the shares entitled to vote is all that is required by law, Southern and Sun have agreed that approval of the exchange will require the affirmative vote of a majority of the shares of Southern common stock outstanding on the record date, excluding the 51% of Southern's shares held by Sun. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the exchange.

SHARE OWNERSHIP OF MANAGEMENT

     As of the close of business on August 15, 2001, the directors and executive officers of Southern and their affiliates were entitled to vote approximately 27,125 shares of Southern common stock. These shares represent approximately 8.34% of the outstanding shares of Southern common stock and 17.02% of Southern's shares held by shareholders other than Sun. The directors and executive officers have agreed to vote their shares of Southern common stock in favor of the exchange.

VOTING OF PROXIES

SUBMITTING PROXIES

     You may vote by attending the shareholders' meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the exchange at the shareholders' meeting.

     If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the shareholders' meeting.

     Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Southern stock will be mailed by Sun to former Southern shareholders shortly after the exchange is effective.

REVOKING PROXIES

     If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the shareholders' meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the president of Southern, by a later-dated proxy signed and returned by mail or by attending the shareholders' meeting and voting in person. Attendance at Southern's special shareholders meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the shareholders' meeting to:

                         Southern Arizona Community Bank
                             6400 North Oracle Road
                             Tucson, Arizona, 85704
                         Attn: John P. Lewis, President

     If you require assistance in changing or revoking a proxy, you should contact John Lewis at the address above or at phone number (520) 219-5000.

GENERAL INFORMATION

     Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the shareholders' meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the exchange.

     Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the shareholders' meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the exchange.

SOLICITATION OF PROXIES; EXPENSES

     Sun or Southern will pay the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of Southern may also solicit proxies from shareholders by telephone, telecopy, telegram or in person.

                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the exchange, holders of shares of Southern stock will become holders of shares of Sun common stock. This comparison of shareholder rights is not intended to be complete and is qualified by reference to the Arizona Revised Statutes, as well as to Southern's articles of incorporation and by-laws (copies of which may be obtained from Southern) and Sun's articles of incorporation and by-laws, (copies of which are on file with the SEC).

     Southern shareholders may share in dividends as and when declared by the Southern Board of Directors (although none have been to date). Dividends payable other than in Southern's own stock may be paid out of capital surplus with approval of the superintendent.

     Sun stockholders may share in dividends as and when declared by Sun's Board of Directors (see "Dividends and Market for Common Stock"); dividends may be paid out of any funds available unless the payment of the dividend renders the business corporation insolvent.

                     DESCRIPTION OF THE CAPITAL STOCK OF SUN

     Sun's Articles of Incorporation, as amended to date, authorize the issuance of up to 10,000,000 shares of common stock, without par value. Sun's articles of incorporation do not authorize the issuance of any other class of stock. As of June 30, 2001, 6,089,849 shares of common stock were outstanding (including 138,100 shares held by Sun as treasury stock). Computershare Investor Services, Inc., serves as transfer agent and registrar for Sun's common stock.

     Arizona law allows Sun's board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

     Sun's board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

     The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Sun's articles of incorporation, as amended, a copy of which is on file with the SEC, and to the [Arizona Revised Statutes ("A.R.S.")].

RIGHTS OF COMMON STOCK

     All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock have cumulative voting rights, which means that a stockholder is entitled to cumulate their votes by multiplying the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote, and to cast the product for a single candidate or distribute the same amongst several candidates. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Sun's board of directors out of funds legally available. Under Arizona law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

SHARES AVAILABLE FOR ISSUANCE

     The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Sun with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Sun's stock option program.

     Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Sun may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Sun regarding the submission of an issuance to or vote by Sun's shareholders. As noted, Sun's shareholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Sun more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Sun. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Sun by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Sun in opposing such an attempt by a third party to gain control of Sun. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Sun. Although Sun does not currently contemplate taking that action, shares of Sun common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

ANTI-TAKEOVER PROVISIONS

     In addition to the utilization of authorized but unissued shares as described above, the A.R.S. contains other provisions which could be utilized by Sun to impede efforts to acquire control of Sun. Those provisions include the following:

     CONTROL SHARE ACQUISITIONS. The A.R.S. contains an article intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Arizona corporations.

     The Arizona article establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under the article, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The article does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The article entitles corporations to redeem control shares from the acquiring person under certain circumstances.

     The article applies only to an "issuing public corporation." Sun falls within the statutory definition of an "issuing public corporation." The article automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. Sun has not "opted out" of the provisions of the article.

     FAIR PRICE ACT. Certain provisions of the A.R.S. establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     At this time, Sun's management beneficially owns (including immediately exercisable stock options) control of approximately 63% of Sun's outstanding common stock (which includes shares owned by Capitol Bancorp Ltd.). It is now unknown what percentage will be owned by management upon completion of the exchange. If management's shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.

     The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

                       WHERE YOU CAN FIND MORE INFORMATION

     Sun has filed a registration statement on Form S-4 to register with the SEC the Sun common stock to be issued to Southern shareholders in the exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Sun in addition to being a proxy statement of Southern for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Sun files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room       New York Regional Office      Chicago Regional Office Citicorp Center
450 Fifth Street, N.W.      7 World Trade Center          500 West Madison Street
Room 1024                   Suite 1300                    Suite 1400
Washington, D.C. 20549      New York, New York 10048      Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Sun, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Sun at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     In addition, all subsequent documents filed with the SEC by Sun pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.


     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY OCTOBER 5, 2001 TO RECEIVE THEM BEFORE THE SHAREHOLDERS' MEETING. If you request exhibits to any incorporated documents from us, Sun will mail them to you by first class mail, or another equally prompt means, within one business day after Sun receives your request.


     No one has been authorized to give any information or make any representation about Southern, Sun or the exchange, that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Sun has been supplied by Sun, and information about Southern has been supplied by Southern.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Sun common stock offered by this proxy statement/prospectus and certain federal income tax matters relating to the exchange will be passed upon for Sun by Snell & Wilmer, L.L.P.

                                     EXPERTS

     The consolidated financial statements of Sun attached to this proxy statement/prospectus included in Sun's annual report to shareholders and its report on Form 10-K for the fiscal year ended December 31, 2000, have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report, which is attached as part of Annex E, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

     The financial statements of Southern attached to this proxy statement/prospectus as Annex D for the fiscal years ended December 31, 2000 and 1999 and the period ended December 31, 1998 have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report, which is attached as part of Annex D, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

                                     ANNEX A

                             PLAN OF SHARE EXCHANGE

     THIS PLAN OF SHARE EXCHANGE ("Plan") is entered into effective September 1, 2001 between and among SUN COMMUNITY BANCORP LIMITED, an Arizona corporation ("Sun") and the SHAREHOLDERS of SOUTHERN ARIZONA COMMUNITY BANK ("Southern").

                                    RECITALS

     A. Southern is an Arizona banking corporation which commenced the business of banking on August 17, 1998.

     B. Sun is now and has been since Southern commenced the business of banking the holder of approximately fifty-one (51%) percent of the duly issued and outstanding common stock of Southern ("Southern common stock").

     C. Southern common stock is privately held and not traded in any public market.

     D. Sun's common stock ("Sun common stock") is traded on the National Market System of the NASDAQ Stock Market, Inc.

     E. Southern's Board of Directors has determined that it would be in the best interest of Southern's stockholders to exchange their shares of stock in Southern for shares of Sun common stock as described in this Plan, and Sun is willing to make an exchange on those terms.

     The parties adopt this Plan as of the effective date.

          1. THE EXCHANGE. Each shareholder who holds Southern common stock will exchange his, her or their shares of Southern common stock for shares of Sun common stock according to an exchange ratio determined as follows:


               SOUTHERN SHARE VALUE. The share value of each share of Southern common stock shall be determined by multiplying 1.5 times the adjusted pro forma fully diluted net book value per share of Southern common stock as of the close of business on August 17, 2001. The adjusted pro forma fully diluted net book value per share of Southern common stock as of the close of business on August 17, 2001 shall be calculated by (1) adding stockholders' equity as reflected in Southern's internally prepared financial statements as of July 31, 2001 and Southern's actual net income for the month of August, 2001, prorated for the first 17 days of the month, plus a pro forma adjustment for the previously-recorded cumulative effect of accounting change for start-up costs; (2) subtracting from that amount the principal amounts of Sun's capital contributions to Southern during the period from its inception to September 30, 2001 (none through August 17, 2001) for which Sun did not receive shares of Southern common stock and also subtracting an interest factor to impute to Sun an appropriate return on its capital contributions equivalent to Sun's incremental yield on earning assets through September 30, 2001; and (3) dividing Southern's pro forma fully diluted stockholders' equity by the fully diluted number of shares of Southern's common stock outstanding as of the close of business on September 30, 2001.


               SUN SHARE VALUE. The share value of each share of Sun common stock will be the higher of (1) the average of the closing prices of Sun common stock for each of the trading days in the thirty
               (30) calendar day period prior to and ending on September 30, 2001, as reported by the NASDAQ Stock Market, Inc. or (2) the book value per share of Sun's common stock as of September 30, 2001, before the consummation of the share exchange contemplated herein.

               EXCHANGE RATIO. The exchange ratio will be determined by dividing the Southern Share Value by the Sun Share Value.

               Each Southern shareholder (except Sun) will receive shares of Sun common stock in exchange for his, her or their Southern common stock calculated by multiplying the number of shares of Southern common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

          2. APPROVALS NECESSARY. The following approvals will be necessary prior to the Plan becoming effective:

               a. The Board of Directors of Southern shall have approved and adopted the Plan.

               b. The Board of Directors of Sun (acting through its Executive Committee or otherwise, Sun's Board having already approved the exchange in principle) shall have approved and adopted the Plan.

               c. A majority of the common stock of Southern (exclusive of the shares held by Sun) shall have been voted to approve and adopt the Plan at a meeting of the shareholders called for that purpose.

               d. The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Sun's common stock to be issued in the exchange.

               e. The Arizona State Banking Department shall not have issued any objection to the Plan.

          3. FAIRNESS OPINION. The Board of Directors of Southern shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of Southern.

          4. TAX OPINION. Snell & Wilmer, L.L.P. shall have issued its legal opinion that the share exchange constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and that the exchange shall not be a taxable event to the shareholders of Southern (except to the extent of the cash received in lieu of fractional shares).

          5. SURRENDER OF CERTIFICATES. Each shareholder of Southern common stock shall surrender to Sun his, her or their certificate(s) for shares of Southern common stock within thirty (30) days after the effective date of this Plan. Sun shall direct its transfer agent, Computershare Investor Services, to issue certificate(s) of Sun common stock to be issued in the exchange. Certificate(s) of Sun common stock shall be issued and registered in the same name as the shares of Southern common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Sun common stock. In the event any shareholder of Southern common stock fails to surrender his, her or their certificate(s) within thirty (30) days of the effective date of this Plan, such certificate(s) shall nonetheless be canceled and deemed surrendered, and certificate(s) for Sun common stock shall be issued and registered in the name of the person who is the registered holder on the books of Southern on the effective date of this Plan, and the Southern certificate(s) shall thereafter be null and void and of no force or effect whatever.

          6. NEW SOUTHERN CERTIFICATE. Southern shall issue its certificate registering in the name of Sun all shares of stock now registered to shareholders other than Sun.

                                     ANNEX B


JMP FINANCIAL, INC.
753 GRAND MARAIS
GROSSE POINTE PARK, MI 48230
TEL/FAX (313) 824-1711


                               September 21, 2001


Board of Directors
Southern Arizona Community Bank
6400 North Oracle Road
Tucson, AZ 85704

Ladies and Gentlemen:

     We have examined the proposed Plan of Share Exchange (the "Agreement") dated September 1, 2001, to be entered into between Sun Community Bancorp Limited, an Arizona Corporation ("Sun") and the shareholders (the "Shareholders") of Southern Arizona Community Bank ("Southern"), an Arizona Corporation by which Sun shall acquire from the Shareholders their outstanding shares of Southern, not already owned by Sun, in exchange for shares of Sun (the "Exchange").

     The terms of the transaction contemplated by the Agreement provide that each share of Southern's common stock, not already owned by Sun and issued and outstanding as of September 30, 2001 (the "Effective Date") shall be exchanged, pursuant to the Exchange Ratio specified in the Agreement, into shares of Sun. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange.

     JMP Financial, Inc. ("JMP"), as a regular part of its investment banking business, is engaged in the valuation of the securities of commercial and savings banks as well as the holding companies of commercial and savings banks in connection with mergers, acquisitions, and divestitures, and for other purposes.

     In connection with this engagement and rendering this opinion, we reviewed materials deemed necessary and appropriate by us under the circumstances, including;

     * Audited consolidated financial statements of Southern and Sun for the years ended December 31, 2000, 1999 and 1998 as available;

     * Unaudited financial statements of Southern for the period ended June 30, 2001;

     *    Certain  unaudited  internal  financial  information   concerning  the
          capital ratios of Southern;

     *    Publicly available information concerning Sun;

Page Two
Southern Board of Directors


September 21, 2001


     * Publicly available information with respect to certain other bank holding companies, which we deemed appropriate, including competitors of Sun and Southern.

     * Publicly available information with respect to the nature and terms of certain other transactions which we consider relevant;

     *    The Agreement;

     * Reviewed certain historical market prices and trading volumes of Southern's and Sun's common stock to the extent reasonably available. As to Southern, such review was limited to its initial offering of common stock.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial statements and other information reviewed by us for the purposes of the opinion expressed herein. We have not made an independent evaluation or appraisal of the assets and liabilities of Southern or Sun or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal, except as referenced above. Additionally, we are not experts in the evaluation of reserves for loan losses, and we have not reviewed any individual credit files. For purposes of this opinion, we have assumed that Sun's and Southern's loan loss reserves are adequate in all material respects and that, in the aggregate, other conditions at Sun and Southern are satisfactory and this opinion is conditioned upon such assumption. We have also assumed that there has been no material change in Southern's or Sun's assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to us for Southern and Sun, respectively. This opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may effect the opinion and that JMP does not have any obligation to update, revise or reaffirm it.

     The opinion expressed herein is being rendered to the Board of Directors of Southern for its use in evaluation of the proposed transaction, assuming the transaction is consummated upon the terms set forth in the Agreement.

     Based upon the terms and conditions of the Exchange and the current market value of Sun's common stock, and based further upon such other considerations as we deem relevant, JMP is, subject to the foregoing, of the opinion on the date hereof, that the consideration to be received by the Shareholders in the Exchange would be fair from a financial point of view if the transaction contemplated by the Agreement is in fact consummated pursuant to the terms thereof.

                                   Sincerely,

                                   /s/ John Palffy

                                   John Palffy
                                   President
                                   JMP Financial, Inc.

                                     ANNEX C

                        OPINION OF SNELL & WILMER L.L.P.


                               September 21, 2001


Sun Community Bancorp Limited
2777 East Camelback Rd., Suite 375
Phoenix, Arizona  85016

     Re: Federal Tax Consequences of Plan of Share Exchange

Gentlemen:

     We have acted as special counsel to Sun Community Bancorp Limited ("Sun") in connection with the Plan of Share Exchange (the "Plan") between Sun and the shareholders of Southern Arizona Community Bank ("Southern") dated as of September 1, 2001.

     Sun has filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act"), a registration statement on Form S-4 (the "Registration Statement"), with respect to the common shares of Sun to be issued to holders of shares of common stock of Southern in connection with the Plan. In addition, Sun has prepared, and we have reviewed, a Proxy Statement/Prospectus which is contained in and made a part of the Registration Statement (the "Proxy Statement"). In rendering our opinion, we have relied upon the facts stated in the Proxy Statement, the representations provided to us by Sun and Southern, as summarized below, and upon such other documents as we have deemed appropriate, including the information about Sun and Southern referenced in the Proxy Statement.

     We have assumed that (i) all parties to the Plan, and to any other documents reviewed by us, have acted, and will act, in accordance with the terms of the Plan, (ii) all facts, information, statements and representations qualified by the knowledge and/or belief of Sun and/or Southern will be complete and accurate as of the effective date of the Plan as though not so qualified,
(iii) the Plan will be consummated pursuant to the terms and conditions set forth in the Plan without the waiver or modification of any such terms and conditions, and (iv) the Plan will be authorized by and will be effected pursuant to applicable state law. We have also assumed that each Southern shareholder holds the shares of Southern common stock to be surrendered under the Plan as a capital asset.

Sun Community Bancorp Limited


September 21, 2001

     This opinion does not address the specific tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws, including: (i) banks; (ii) tax-exempt organizations;
(iii) insurance companies; (iv) dealers in securities or foreign currencies; (v) Southern shareholders, if any, who received their Southern common stock through the exercise of employee stock options or otherwise as compensation; (vi) Southern shareholders who are not U.S. persons; and (vii) Southern shareholders who hold Southern common stock as part of a hedge, straddle, or conversion transaction.

     Our opinion also does not address any consequences arising under the laws of any state, locality, or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

     Our opinion is predicated on the accuracy of the following representations provided to us by Sun:

     1. The fair market value of the Sun common stock to be received by the Southern shareholders will be approximately equal to the fair market value of the Southern common stock surrendered under the Plan.

     2. Sun has no plan or intention to liquidate Southern; to merge Southern into another corporation; to cause Southern to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the Southern common stock acquired in the transaction.

     3. Sun has no plan or intention to reacquire any of its common stock issued under the Plan.

     4. Sun, Southern, and the shareholders of Southern will pay their respective expenses, if any, incurred in connection with the Plan.

     5. The only consideration that will be received by the shareholders of Southern for their common stock of Southern is voting common stock of Sun, except for fractional shares paid in cash. Further, no liabilities of Southern or any Southern shareholder will be assumed by Sun, nor will any of the Southern stock acquired by Sun be subject to any liabilities.

     6. Sun will not own as of immediately before the effective date of the Plan, directly or indirectly, any Southern common stock other than the Southern common stock first acquired by Sun upon the formation of Southern August 17, 1998.

Sun Community Bancorp Limited


September 21, 2001

     7. Sun will not make any cash payments, directly or indirectly, to dissenting shareholders of Southern, nor will Sun, directly or indirectly, reimburse Southern for any payments made by Southern to dissenting shareholders.

     8. Any cash payment made by Sun to Southern shareholders in lieu of fractional shares of Sun is solely for the purpose of avoiding the expense and inconvenience to Sun of issuing fractional shares and does not represent separately bargained-for consideration.

     9. Sun is not an investment company as defined in Section 368(a)(2)(F)(iii) or (iv) of the Internal Revenue Code of 1986, as amended (the "Code")

     10. The Plan will be consummated in compliance with the material terms contained in the Registration Statement, none of the material terms and conditions therein have been or will be waived or modified and Sun has no plan or intention to waive or modify any such material condition.

     11. Sun has a stock repurchase program in place under which Sun is repurchasing shares of its common stock on the open market ("Repurchase Plan"). Sun is not obligated to repurchase any of its shares, and has no obligation to repurchase any shares issued under the Plan. To the best knowledge of Sun, the Repurchase Plan does not represent an inducement to the Southern shareholders to consummate the Plan. Sun has no plan or intention to repurchase through the Repurchase Plan any Sun common stock issued under the Plan.

     12. To the best knowledge of Sun, there is no plan or intention on the part of the shareholders of Southern to utilize Sun's Repurchase Plan to effect the redemption of any Sun common stock issued under the Plan.

     13.  Sun  will  not  enlarge  the  Repurchase   Plan  in  connection   with
consummating the Plan.

     Our  opinion  is  also   predicated   on  the  accuracy  of  the  following
representations provided to us by Southern:

     1. The Plan will be consummated in compliance with the material terms contained in the Registration Statement, none of the material terms and conditions therein have been or will be waived or modified and Southern has no plan or intention to waive or modify any such material condition.

     2. The fair market value of the Sun common stock to be received by the Southern shareholders will be approximately equal to the fair market value of the Southern common stock surrendered under the Plan.

Sun Community Bancorp Limited


September 21, 2001

     3. Southern has no plan or intention to issue additional shares of its stock that would result in Sun losing "control" of Southern within the meaning of Section 368(c) of the Code.

     4. Sun, Southern, and the shareholders of Southern will pay their respective expenses, if any, incurred in connection with the Plan.

     5. At the time the Plan is executed, Southern will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire any stock in Southern.

     6. Following the execution of the Plan, Southern will continue its historic business or use a significant portion of its historic business assets in a business.

     7.   Southern  is  not  an   investment   company  as  defined  in  Section
368(a)(2)(F)(iii) and (iv) of the Code.

     8. Southern will pay any dissenting shareholders the value of their stock out of its own funds.

     9. On the effective date of the Plan, the fair market value of the assets of Southern will exceed the sum of its liabilities plus, the liabilities, if any, to which the assets are subject.

     Based upon and subject to the foregoing, and subject to the qualifications, limitations, representations and assumptions contained in the portion of the Proxy Statement captioned "Material Federal Income Tax Consequences" and incorporated by reference in this opinion, we are of the opinion that:

          1) The exchange will qualify as a reorganization within the meaning of
Section 368(a)(1)(B) of the Code;

          2) No gain or loss will be recognized by the shareholders of Southern who exchange their Southern common stock solely for Sun common stock (except with respect to cash received instead of fractional shares of Sun common stock);

          3) The aggregate tax basis of the Sun common stock received by Southern shareholders who exchange all of their Southern common stock for Sun common stock in the exchange will be the same as the aggregate tax basis of the Southern common stock surrendered in the exchange (reduced by any adjusted basis allocable to a fractional share of Sun common stock for which cash is received);

Sun Community Bancorp Limited


September 21, 2001

          4) The holding period of the Sun common stock received by a former shareholder of Southern will include the holding period of shares of Southern common stock surrendered in the exchange; and

          5) A holder of Southern common stock who receives a cash payment instead of a fractional share of Sun common stock will recognize capital gain or loss to the extent such cash payment is treated pursuant to Section 302 of the Code as made in exchange for the fractional share. Such gain or loss will be equal to the difference between the cash amount received and the portion of the holder's adjusted basis in shares of Southern common stock allocable to the fractional share, and such gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Southern common stock satisfies the long-term holding period requirement.

     No opinion is expressed on any matters other than those specifically stated. This opinion is furnished to you for use in connection with the Registration Statement and may not be used for any other purpose without our prior express written consent. We hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement and to the use of our name in that portion of the Proxy Statement captioned "Material Federal Income Tax Consequences." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

                                Very truly yours,

                                /s/ Snell & Wilmer, L.L.P.

                                Snell & Wilmer, L.L.P.

                      [This page intentionally left blank]

                                     ANNEX D


         FINANCIAL INFORMATION REGARDING SOUTHERN ARIZONA COMMUNITY BANK

Management's discussion and analysis of financial
 condition and results of operations......................................   D-2

Condensed interim financial statements as of and for the periods
 ended June 30, 2001 and 2000 (unaudited) ................................   D-6

Audited financial statements as of and for the periods ended
 December 31, 2000, 1999 and 1998.........................................  D-12

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                         SOUTHERN ARIZONA COMMUNITY BANK
                PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000

FINANCIAL CONDITION

Southern Arizona Community Bank is engaged in commercial banking activities from its sole location in Tucson, Arizona. From its inception in August 1998, the Bank provides a full array of banking services, principally loans and deposits, to entrepreneurs, professionals and other high net worth individuals in its community.

Total assets approximated $48.2 million at June 30, 2001, a slight increase from $40.2 million at December 31, 2000. The Bank's total assets approximated $25.8 million at year-end 1999.

Total portfolio loans approximated $40.2 million at June 30, 2001, an increase of approximately $4.1 million from the $36.1 million level at December 31, 2000. At December 31, 1999, total portfolio loans approximated $20.6 million.
Portfolio loan growth has been significant and is consistent with the Bank's overall balance sheet growth during these periods. Commercial loans approximated 93.3% of total portfolio loans at June 30, 2001 consistent with the Bank's emphasis on commercial lending activities. Real estate mortgage loans approximated 6.6% of total portfolio loans at June 30, 2001.

The allowance for loan losses at June 30, 2001 approximated $503,000 or 1.25% of total portfolio loans, a slight increase over the year-end 2000 ratio of 1.20%.

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio at the balance sheet date. Management's determination of the adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, loan commitments outstanding and other factors.

There have been no loans charged off from the inception of the Bank and through June 30, 2001.

The Bank's growth has been funded primarily by deposits, most of which are interest-bearing. Total deposits approximated $44.0 million at June 30, 2001, an increase of approximately $8.0 million from the $36.0 million level at December 31, 2000. Deposits increased significantly in 2000 from the $22.0 million level at the beginning of the year.

The Bank generally does not rely upon brokered deposits as a key funding source; deposits are generally obtained within the Bank's community.

The Bank emphasizes obtaining noninterest-bearing deposits as a means to reduce its cost of funds. Noninterest-bearing deposits approximated $8.6 million at June 30, 2001 or about 20% of total deposits, an increase of approximately $1.8 million from December 31, 2000. Noninterest-bearing deposits fluctuate significantly from day to day, depending upon customer account activity.

Stockholders' equity approximated $4.0 million at June 30, 2001 or approximately 8.4% of total assets. Capital adequacy is discussed elsewhere in this narrative.

RESULTS OF OPERATIONS

Net income for the six months ended June 30, 2001 approximated $113,000, compared with net income of $36,000 in the six-month 2000 period.

Net income for the Bank in 2000 was $169,000. 1999 represented the Bank's first full calendar year of operations, with a net loss of $546,000 (including the cumulative effect of an accounting change regarding start-up costs), compared to a net loss of $252,000 in the 1998 period of about four months.

During these most recent periods, the Bank's profitability has been the result of its loan and deposit portfolios reaching a sufficient size to generate an adequate margin to cover operating expenses and produce profits.

The principal source of operating revenues is interest income. Total interest income for the six months ended June 30, 2001 approximated $2.0 million, compared with $1.4 million in the first six months of 2000. For the year ended December 31, 2000, total interest income approximated $3.3 million, compared with $1.5 million in 1999 and $193,000 in 1998.

Interest expense on deposits has also increased significantly during these periods, consistent with the growth in the interest-bearing deposits. Total interest expense approximated $897,000 for the six months ended June 30, 2001, compared with $555,000 for the first six months of 2000. For the year ended December 31, 2000, total interest expense approximated $1.4 million, compared with $603,000 in 1999 and $86,000 in 1998.

Net interest income approximated $1.1 million for the six months ended June 30, 2001, compared with $836,000 for the 2000 corresponding period. Net interest income for the year ended December 31, 2000 approximated $1.9 million, significantly more than the $859,000 in 1999 and $107,000 in 1998.

Provisions for loan losses ($69,000 and $96,000 for the six months ended June 30, 2001 and 2000, respectively; $227,000 for the year ended December 31, 2000, $177,000 in 1999 and $30,000 in 1998) have been based primarily upon amounts necessary to increase the allowance for loan losses to the regulatorily-imposed ratio requirement of not less than 1% of total portfolio loans outstanding and management's analysis of other allowance requirements discussed previously.

Noninterest income has increased consistently during the Bank's period of existence. Total noninterest income approximated $33,000 for the six months ended June 30, 2001 ($14,000 in the corresponding period in 2000) and approximated $36,000 for the year ended December 31, 2000, $19,000 in 1999 and $1,000 in 1998.

Noninterest expenses have increased significantly during the period of the Bank's existence. Total noninterest expense approximated $873,000 for the six months ended June 30, 2001, compared with $696,000 for the corresponding 2000 period. For the year ended December 31, 2000, total noninterest expense approximated $1.4 million, compared with $1.3 million in 1999 and $460,000 in the 1998 period.

The principal component of noninterest expense is salaries and employee benefits which have increased during these periods based upon the increased staffing required to serve customers and to facilitate growth.

LIQUIDITY AND CAPITAL RESOURCES

The principal funding source for asset growth and loan origination activities is deposits. Growth in deposits and loans was previously discussed in this narrative. As stated previously, most of the deposit growth has been deployed into commercial loans, consistent with the Bank's emphasis on commercial lending activities.

Cash and cash equivalents approximated $7.3 million at June 30, 2001, compared with $2.1 million at December 31, 2000 and $1.0 million at December 31, 1999. As liquidity levels vary continuously based upon customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes the Bank's liquidity position at June 30, 2001 is adequate to fund loan demand and to meet depositor needs.

In addition to cash and cash equivalents, a source of long-term liquidity is the Bank's portfolio of marketable investment securities. Liquidity requirements have not historically necessitated the sale of investments in order to meet liquidity needs. The Bank also has not engaged in active trading of its investments and has no intention of doing so in the foreseeable future. At June 30, 2001 and December 31, 2000, the Bank had approximately $0 and $997,960, respectively, of investment securities classified as available for sale which can be utilized to meet various liquidity needs as they arise.

All banks are subject to a complex series of capital ratio requirements which are imposed by state and federal banking agencies. In the case of Southern Arizona Community Bank, as a young bank, it is subject to a more restrictive requirement than is applicable to most banks inasmuch as the Bank must maintain a capital-to-asset ratio of not less than 8% for its first three years of operation.

IMPACT OF NEW ACCOUNTING STANDARDS

Financial Accounting Standards Board (FASB) Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, requires all derivatives to be recognized in financial statements and to be measured at fair value. Gains and losses resulting from changes in fair value are included in income or in comprehensive income, depending on whether the instrument qualifies for hedge accounting and the type of hedging instrument involved. This new standard became effective January 1, 2001 and had no effect on Southern's financial statements.

In early July 2001, the Securities and Exchange Commission, American Institute of Certified Public Accountants and Federal Financial Institutions Examination Council each issued new guidance (some of which remains to be finalized) on accounting for loan loss reserves (also known as allowances for loan losses). While the new guidance does not change prior accounting rules in this area, it provides additional clarification and guidance on how such reserves and allowances may be documented by management.

In July 2001, the FASB issued Statements No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 requires that all business combinations be accounted for under a prior standard of purchase accounting, eliminating the so-called pooling-method which was used to account for some business combinations. Statement No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. This new standard is not expected to have a material effect on Southern's financial statements.

Statement No. 142 requires that goodwill no longer be amortized and charged against earnings, but instead to be periodically reviewed for impairment. Amortization of goodwill ceases upon adoption of the Statement, which for most companies, will be January 1, 2002. This new standard requires that goodwill be reviewed periodically for impairment and, accordingly, impairment adjustments of goodwill be charged against earnings, when determined. Management has not completed its analysis of this new standard, however, its preliminary review has concluded that, upon implementation, future amortization of goodwill will be reduced or eliminated.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to Southern's financial statements.

                         SOUTHERN ARIZONA COMMUNITY BANK

                                     ------

                    INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                     SIX MONTHS ENDED JUNE 30, 2001 AND 2000

BALANCE SHEETS

SOUTHERN ARIZONA COMMUNITY BANK

                                                                June 30         December 31
                                                                  2001              2000
                                                              ------------      ------------
                                                              (unaudited)
ASSETS
Cash and due from banks                                       $  1,612,152      $  1,152,269
Interest-bearing deposits with banks                             4,018,623
Federal funds sold                                               1,700,000         1,000,000
                                                              ------------      ------------
    Cash and cash equivalents                                    7,330,775         2,152,269
Investment securities:
  Available for sale                                                                 997,760
  Held for investment                                               47,904
                                                              ------------      ------------
    Total investment securities                                     47,904           997,760
Portfolio loans:
  Commercial                                                    37,532,744        33,461,934
  Real estate mortgage                                           2,668,262         2,450,976
  Installment                                                       17,205           221,743
                                                              ------------      ------------
    Total portfolio loans                                       40,218,211        36,134,653
  Less allowance for loan losses                                  (503,000)         (434,000)
                                                              ------------      ------------
    Net portfolio loans                                         39,715,211        35,700,653
Premises and equipment                                             561,646           621,956
Accrued interest income                                            206,778           208,355
Other assets                                                       310,072           474,517
                                                              ------------      ------------

    TOTAL ASSETS                                              $ 48,172,386      $ 40,155,510
                                                              ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                                         $  8,610,290      $  6,795,337
  Interest-bearing                                              35,376,834        29,249,299
                                                              ------------      ------------
    Total deposits                                              43,987,124        36,044,636
Accrued interest on deposits and other liabilities                 148,250           188,797
                                                              ------------      ------------
    Total liabilities                                           44,135,374        36,233,433

STOCKHOLDERS' EQUITY:
Common stock, $5 par value,
  325,143 shares authorized, issued and outstanding              1,625,715         1,625,715
Surplus                                                          2,926,287         2,926,287
Retained-earnings deficit                                         (514,990)         (628,447)
Market value adjustment (net of tax effect) for investment
 securities available for sale (accumulated other
 comprehensive income)                                                                (1,478)
                                                              ------------      ------------
    Total stockholders' equity                                   4,037,012         3,922,077
                                                              ------------      ------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 48,172,386      $ 40,155,510
                                                              ============      ============

See notes to interim financial statements

STATEMENTS OF INCOME (UNAUDITED)

SOUTHERN ARIZONA COMMUNITY BANK

                                                         Six Months Ended
                                                             June 30
                                                    ---------------------------
                                                       2001             2000
                                                    ----------       ----------
Interest income:
  Portfolio loans (including fees)                  $1,863,313       $1,257,840
  Taxable investment securities                          8,072           63,248
  Interest-bearing deposits with banks                  26,761            1,325
  Federal funds sold                                    80,153           67,904
  Dividends from investment securities                     284
                                                    ----------       ----------
    Total interest income                            1,978,583        1,390,317

Interest expense:
  Demand deposits                                      311,620          229,017
  Savings deposits                                       6,795            3,072
  Time deposits                                        578,305          322,442
  Debt obligations                                                          121
                                                    ----------       ----------
    Total interest expense                             896,720          554,652
                                                    ----------       ----------
    Net interest income                              1,081,863          835,665
Provision for loan losses                               69,000           96,000
                                                    ----------       ----------
    Net interest income after
      provision for loan losses                      1,012,863          739,665

Noninterest income:
  Service charges on deposit accounts                   24,311            8,513
  Other                                                  8,866            5,697
                                                    ----------       ----------
    Total noninterest income                            33,177           14,210

Noninterest expense:
  Salaries and employee benefits                       374,999          315,071
  Occupancy                                             97,176           97,099
  Other                                                400,408          283,376
                                                    ----------       ----------
    Total noninterest expense                          872,583          695,546
                                                    ----------       ----------
    Income before federal income taxes                 173,457           58,329
Federal income taxes                                    60,000           22,000
                                                    ----------       ----------

    NET INCOME                                      $  113,457       $   36,329
                                                    ==========       ==========
    NET INCOME PER SHARE                            $      .35       $      .11
                                                    ==========       ==========

See notes to interim financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

SOUTHERN ARIZONA COMMUNITY BANK

                                                                                                     Accumulated
                                                                                      Retained-        Other
                                                         Common                       Earnings      Comprehensive
                                                         Stock          Surplus        Deficit         Income           Total
                                                       ----------     ----------     ----------      ----------      ----------
SIX MONTHS ENDED JUNE 30, 2000
Balances at January 1, 2000                            $1,625,715     $2,926,287     $ (797,192)     $  (21,657)     $3,733,153

Components of comprehensive income:
  Net income for the period                                                              36,329                          36,329
  Market value adjustment for investment
   securities available for sale (net of tax effect)                                                      4,051           4,051
                                                                                                                     ----------
        Comprehensive income for the period                                                                              40,380
                                                       ----------     ----------     ----------      ----------      ----------

   BALANCES AT JUNE 30, 2000                           $1,625,715     $2,926,287     $ (760,863)     $  (17,606)     $3,773,533
                                                       ==========     ==========     ==========      ==========      ==========

SIX MONTHS ENDED JUNE 30, 2001
Balances at January 1, 2001                            $1,625,715     $2,926,287     $ (628,447)     $   (1,478)     $3,922,077
Components of comprehensive income:
  Net income for the period                                                             113,457                         113,457
  Market value adjustment for investment
   securities available for sale (net of tax effect)                                                      1,478           1,478
                                                                                                                     ----------
        Comprehensive income for the period                                                                             114,935
                                                       ----------     ----------     ----------      ----------      ----------

   BALANCES AT JUNE 30, 2001                           $1,625,715     $2,926,287     $ (514,990)     $        0      $4,037,012
                                                       ==========     ==========     ==========      ==========      ==========

See notes to interim financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

SOUTHERN ARIZONA COMMUNITY BANK

                                                                             Six Months Ended
                                                                                 June 30
                                                                      ------------------------------
                                                                          2001              2000
                                                                      ------------      ------------
OPERATING ACTIVITIES
  Net income for the period                                           $    113,457      $     36,329
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Provision for loan losses                                               69,000            96,000
    Depreciation of premises and equipment                                  72,635            67,419
    Deferred income taxes                                                   60,000            22,000
  Decrease (increase) in accrued interest income and other assets          105,260           (34,405)
  Increase (decrease) in accrued interest on deposits
   and other liabilities                                                   (40,547)           50,493
                                                                      ------------      ------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                            379,805           237,836

INVESTING ACTIVITIES
  Proceeds from maturities of investment securities
   available for sale                                                    1,000,000         1,000,000
  Purchase of investment securities held for investment                    (47,904)
  Net increase in portfolio loans                                       (4,083,558)       (6,921,062)
  Purchases of premises and equipment                                      (12,325)             (773)
                                                                      ------------      ------------
      NET CASH USED BY INVESTING ACTIVITIES                             (3,143,787)       (5,921,835)

FINANCING ACTIVITIES
  Net increase in demand deposits, NOW accounts
   and savings accounts                                                  7,570,445         6,929,243
  Net increase in certificates of deposit                                  372,043         6,394,961
                                                                      ------------      ------------
      NET CASH PROVIDED BY FINANCING ACTIVITIES                          7,942,488        13,324,204
                                                                      ------------      ------------

      INCREASE IN CASH AND CASH EQUIVALENTS                              5,178,506         7,640,205

Cash and cash equivalents at beginning of period                         2,152,269         1,034,511
                                                                      ------------      ------------

      CASH AND CASH EQUIVALENTS AT END OF PERIOD                      $  7,330,775      $  8,674,716
                                                                      ============      ============

See notes to interim financial statements.

                NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                         SOUTHERN ARIZONA COMMUNITY BANK


NOTE A--BASIS OF PRESENTATION

     The accompanying condensed financial statements of Southern Arizona Community Bank have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

     The statements do, however, include all adjustments of a normal recurring nature which Southern considers necessary for a fair presentation of the interim periods.

     The results of operations for the six-month period ended June 30, 2001 are not necessarily indicative of the results to be expected for the year ending December 31, 2001.

NOTE B--NEW ACCOUNTING STANDARDS

     Financial Accounting Standards Board (FASB) Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, requires all derivatives to be recognized in financial statements and to be measured at fair value. Gains and losses resulting from changes in fair value are included in income or in comprehensive income, depending on whether the instrument qualifies for hedge accounting and the type of hedging instrument involved. This new standard became effective January 1, 2001 and had no effect on Southern's financial statements.

     In early July 2001, the Securities and Exchange Commission, American Institute of Certified Public Accountants and Federal Financial Institutions Examination Council each issued new guidance (some of which remains to be finalized) on accounting for loan loss reserves (also known as allowances for loan losses). While the new guidance does not change prior accounting rules in this area, it provides additional clarification and guidance on how such reserves and allowances may be documented by management.

     In July 2001, the FASB issued Statements No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 requires that all business combinations be accounted for under a prior standard of purchase accounting, eliminating the so-called pooling-method which was used to account for some business combinations. Statement No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. This new standard is not expected to have a material effect on Southern's financial statements.

     Statement No. 142 requires that goodwill no longer be amortized and charged against earnings, but instead to be periodically reviewed for impairment. Amortization of goodwill ceases upon adoption of the Statement, which for most companies, will be January 1, 2002. This new standard requires that goodwill be reviewed periodically for impairment and, accordingly, impairment adjustments of goodwill be charged against earnings, when determined. Management has not completed its analysis of this new standard, however, its preliminary review has concluded that, upon implementation, future amortization of goodwill will be reduced or eliminated.

     A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to Southern's financial statements.

                         SOUTHERN ARIZONA COMMUNITY BANK

                                     ------

                              FINANCIAL STATEMENTS

                 PERIODS ENDED DECEMBER 31, 2000, 1999 AND 1998

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Southern Arizona Community Bank

We have audited the accompanying balance sheets of Southern Arizona Community Bank as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 and the period from August 1, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Arizona Community Bank as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and the period from August 1, 1998 (date of inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

In accordance with a new accounting standard, as more fully described in Note A to the financial statements, the Bank changed its method of accounting for start-up and organization costs effective January 1, 1999.


/s/ BDO Seidman, LLP

Grand Rapids, Michigan
January 29, 2001

BALANCE SHEETS

SOUTHERN ARIZONA COMMUNITY BANK

                                                                      December 31
                                                             ------------------------------
                                                                 2000              1999
                                                             ------------      ------------
ASSETS
Cash and due from banks                                      $  1,152,269      $    523,128
Interest-bearing deposits with banks                                                311,383
Federal funds sold                                              1,000,000           200,000
                                                             ------------      ------------
    Cash and cash equivalents                                   2,152,269         1,034,511
Investment securities available for sale--Note B                  997,760         2,967,937
Portfolio loans--Note C:
  Commercial                                                   33,461,934        19,455,072
  Real estate mortgage                                          2,450,976         1,141,827
  Installment                                                     221,743            12,677
                                                             ------------      ------------
    Total portfolio loans                                      36,134,653        20,609,576
  Less allowance for loan losses                                 (434,000)         (207,000)
                                                             ------------      ------------
    Net portfolio loans                                        35,700,653        20,402,576
Premises and equipment--Note D                                    621,956           752,977
Accrued interest income                                           208,355           129,227
Other assets                                                      474,517           491,256
                                                             ------------      ------------

    TOTAL ASSETS                                             $ 40,155,510      $ 25,778,484
                                                             ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                                        $  6,795,337      $  2,969,464
  Interest-bearing--Note G                                     29,249,299        19,037,473
                                                             ------------      ------------
    Total deposits                                             36,044,636        22,006,937
Accrued interest on deposits and other liabilities                188,797            38,394
                                                             ------------      ------------
    Total liabilities                                          36,233,433        22,045,331

STOCKHOLDERS' EQUITY--Note K:
Common stock, par value $5.00 per share, 325,143 shares
 authorized, issued and outstanding                             1,625,715         1,625,715
Surplus                                                         2,926,287         2,926,287
Retained-earnings deficit                                        (628,447)         (797,192)
Market value adjustment (net of tax effect) for
 investment securities available for sale (accumulated
 other comprehensive income)                                       (1,478)          (21,657)
                                                             ------------      ------------
    Total stockholders' equity                                  3,922,077         3,733,153
                                                             ------------      ------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 40,155,510      $ 25,778,484
                                                             ============      ============

See notes to financial statements.

STATEMENTS OF OPERATIONS

SOUTHERN ARIZONA COMMUNITY BANK

                                                                     Year Ended December 31        Period Ended
                                                                  ----------------------------      December 31
                                                                      2000             1999            1998
                                                                  -----------      -----------      -----------
Interest income:
  Portfolio loans (including fees)                                $ 2,981,639      $ 1,094,030      $   60,310
  Taxable investment securities                                       116,558          139,458           1,283
  Federal funds sold                                                  192,767          155,867         119,969
  Interest bearing deposits with banks                                 13,533           72,985          11,762
                                                                  -----------      -----------      ----------
        Total interest income                                       3,304,497        1,462,340         193,324

Interest expense:
  Demand deposits                                                     495,582          308,214          51,873
  Savings deposits                                                      9,181            2,519             274
  Time deposits                                                       907,791          292,408          34,208
  Other                                                                   121
                                                                  -----------      -----------      ----------
        Total interest expense                                      1,412,675          603,141          86,355
                                                                  -----------      -----------      ----------
        Net interest income                                         1,891,822          859,199         106,969
Provision for loan losses--Note C                                     227,000          177,000          30,000
                                                                  -----------      -----------      ----------

        Net interest income after provision for loan losses         1,664,822          682,199          76,969

Noninterest income:
  Service charges on deposit accounts                                  23,888           14,061             816
  Other                                                                11,734            5,382             493
                                                                  -----------      -----------      ----------
        Total noninterest income                                       35,622           19,443           1,309

Noninterest expense:
  Salaries and employee benefits                                      631,444          585,946         161,996
  Occupancy                                                           196,140          197,865          70,524
  Equipment rent, depreciation and maintenance                         99,187          111,699          34,302
  Other                                                               507,928          409,523         193,142
                                                                  -----------      -----------      ----------
        Total noninterest expense                                   1,434,699        1,305,033         459,964
                                                                  -----------      -----------      ----------
        Income (loss) before federal income taxes and
         cumulative effect of change in accounting principle          265,745         (603,391)       (381,686)
Federal income taxes (benefit)--Note E                                 97,000         (205,000)       (130,000)
                                                                  -----------      -----------      ----------
        Income (loss) before cumulative effect
         of change in accounting principle                            168,745         (398,391)       (251,686)
Cumulative effect of change in accounting principle--Note A                           (147,115)
                                                                  -----------      -----------      ----------

        NET INCOME (LOSS)                                         $   168,745      $  (545,506)     $ (251,686)
                                                                  ===========      ===========      ==========

        NET INCOME (LOSS) PER SHARE                               $      0.52      $     (1.68)     $     (.77)
                                                                  ===========      ===========      ==========

See notes to financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

SOUTHERN ARIZONA COMMUNITY BANK

                                                                                                    Accumulated
                                                                                     Retained-        Other
                                                        Common                       Earnings      Comprehensive
                                                        Stock          Surplus        Deficit         Income           Total
                                                      ----------     ----------     ----------      ----------      ----------

Balances at August 1, 1998, beginning of period       $        0     $        0     $        0      $        0      $        0

Issuance of 325,143 shares of common stock
  for cash consideration of $14.00 per share
  in conjunction with formation of Bank                1,625,715      2,926,287                                      4,552,002

Components of comprehensive income (loss):
  Net loss for 1998                                                                   (251,686)                       (251,686)
  Market value adjustment (net of tax effect) for
     investment securities available for sale                                                           (2,692)         (2,692)
                                                                                                                    ----------
      Total comprehensive loss for 1998                                                                               (254,378)
                                                      ----------     ----------     ----------      ----------      ----------

      BALANCES AT DECEMBER 31, 1998                    1,625,715      2,926,287       (251,686)         (2,692)      4,297,624

Components of comprehensive income (loss):
  Net loss for 1999                                                                   (545,506)                       (545,506)
  Market value adjustment (net of tax effect) for
     investment securities available for sale                                                          (18,965)        (18,965)
                                                                                                                    ----------
      Total comprehensive loss for 1999                                                                               (564,471)
                                                      ----------     ----------     ----------      ----------      ----------

      BALANCES AT DECEMBER 31, 1999                    1,625,715      2,926,287       (797,192)        (21,657)      3,733,153

Components of comprehensive income:
  Net income for 2000                                                                  168,745                         168,745
  Market value adjustment (net of tax effect) for
     investment securities available for sale                                                           20,179          20,179
                                                                                                                    ----------
      Total comprehensive income for 2000                                                                              188,924
                                                      ----------     ----------     ----------      ----------      ----------

      BALANCES AT DECEMBER 31, 2000                   $1,625,715     $2,926,287     $ (628,447)     $   (1,478)     $3,922,077
                                                      ==========     ==========     ==========      ==========      ==========

See notes to financial statements.

STATEMENTS OF CASH FLOWS

SOUTHERN ARIZONA COMMUNITY BANK

                                                                            Year Ended December 31          Period Ended
                                                                        -----------------------------        December 31
                                                                            2000              1999              1998
                                                                        ------------      ------------      ------------
OPERATING ACTIVITIES
  Net income (loss) for the period                                      $    168,745      $   (545,506)     $   (251,686)
  Adjustments to reconcile net income (loss) to net
   cash provided (used) by operating activities:
    Provision for loan losses                                                227,000           177,000            30,000
    Depreciation of premises and equipment                                   136,179           145,127            43,586
    Net amortization of investment security premiums                             749               452               297
    Deferred income taxes                                                     83,000          (280,000)         (130,000)
    Cumulative effect of change in accounting principle                                        147,115
  Decrease (increase) in accrued interest income and other assets           (155,782)           33,575          (382,812)
  Increase in accrued interest on deposits and other liabilities             150,403            26,067            13,713
                                                                        ------------      ------------      ------------
         NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                    610,294          (296,170)         (676,902)

INVESTING ACTIVITIES
  Proceeds from sale of investment securities available for sale           2,000,000
  Purchases of investment securities available for sale                                     (2,000,000)       (1,000,000)
  Net increase in portfolio loans                                        (15,525,077)      (17,684,242)       (2,925,334)
  Purchases of premises and equipment                                         (5,158)          (36,099)         (905,681)
                                                                        ------------      ------------      ------------
         NET CASH USED BY INVESTING ACTIVITIES                           (13,530,235)      (19,720,341)       (4,831,015)

FINANCING ACTIVITIES
  Net increase in demand deposits, NOW accounts
   and savings accounts                                                    6,498,698         7,271,789         4,664,937
  Net increase in certificates of deposit                                  7,539,001         6,479,962         3,590,249
  Net proceeds from issuance of common stock                                                                   4,552,002
                                                                        ------------      ------------      ------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                        14,037,699        13,751,751        12,807,188
                                                                        ------------      ------------      ------------

         INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  1,117,758        (6,264,760)        7,299,271
Cash and cash equivalents at beginning of period                           1,034,511         7,299,271                --
                                                                        ------------      ------------      ------------

         CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $  2,152,269      $  1,034,511      $  7,299,271
                                                                        ============      ============      ============

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION: Southern Arizona Community Bank (the "Bank") is a full-service commercial bank located in Tucson, Arizona. The Bank commenced operations in August 1998. The Bank is 51% owned by Sun Community Bancorp Limited, a bank development company headquartered in Phoenix, Arizona.

The Bank provides a full range of banking services to individuals, businesses and other customers located in its community. A variety of deposit products are offered, including checking, savings, money market, individual retirement accounts and certificates of deposit. The principal market for the Bank's financial services is the community in which it is located and the areas immediately surrounding that community.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, amounts due from banks (interest-bearing and noninterest-bearing) and federal funds sold. Generally, federal funds transactions are entered into for a one-day period.

INVESTMENT SECURITIES: Investment securities available for sale are carried at market value with unrealized gains and losses reported as a separate component of stockholders' equity, net of tax effect (accumulated other comprehensive income). All other investment securities (none at December 31, 2000 and 1999) are classified as held for long-term investment and are carried at amortized cost which approximates market value. Investments are classified as available for sale at the date of purchase based on management's analysis of liquidity and other factors. The adjusted cost of specific securities sold is used to compute realized gains or losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

LOANS, CREDIT RISK AND ALLOWANCE FOR LOAN LOSSES: Portfolio loans are carried at their principal balance based on management's intent and ability to hold such loans for the foreseeable future until maturity or repayment.

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE A--SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Credit risk arises from making loans and loan commitments in the ordinary course of business. Consistent with the Bank's emphasis on business lending, there are concentrations of credit in loans secured by commercial real estate, equipment and other business assets. The maximum potential credit risk to the Bank, without regard to underlying collateral and guarantees, is the total of loans and loan commitments outstanding. Management reduces the Bank's exposure to losses from credit risk by requiring collateral and/or guarantees for loans granted and by monitoring concentrations of credit, in addition to recording provisions for loan losses and maintaining an allowance for loan losses.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses in the portfolio at the balance sheet date. Management's determination of the adequacy of the allowance is based on evaluation of the portfolio (including potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, volume, amount and composition of the loan portfolio, loan commitments outstanding and other factors. The allowance is increased by provisions charged to operations and reduced by net charge-offs.

INTEREST AND FEES ON LOANS: Interest income on loans is recognized based upon the principal balance of loans outstanding. Fees from origination of loans approximate related costs incurred.

The accrual of interest is generally discontinued when a loan becomes 90 days past due as to interest. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in process of collection.

PREMISES AND EQUIPMENT: Premises and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method based upon estimated useful lives of the respective assets. Leasehold improvements are generally depreciated over the respective lease term.

OTHER REAL ESTATE: Other real estate (included as a component of other assets; none at December 31, 2000 and 1999) comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties held for sale are carried at the lower of cost or estimated fair value at the date acquired and are periodically reviewed for subsequent impairment.

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE A--SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

TRUST ASSETS AND RELATED INCOME: Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Bank is not included in the balance sheet because it is not an asset of the Bank. Trust fee income is recorded on the accrual method.

FEDERAL INCOME TAXES: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

NET INCOME (LOSS) PER SHARE: Net income (loss) per share is based on the weighted average number of common shares outstanding (325,143 shares).

COMPREHENSIVE INCOME: Comprehensive income is the sum of net income (loss) and certain other items which are charged or credited to stockholders' equity. For the periods presented, the Bank's only element of comprehensive income other than net income (loss) was the net change in the market value adjustment for investment securities available for sale. Accordingly, the elements and total of comprehensive income are shown within the statement of changes in stockholders' equity presented herein.

COSTS OF START-UP ACTIVITIES: In 1998, the American Institute of CPAs issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". It requires start-up costs and organizational costs to be charged to expense when incurred. The initial application of the statement requires a cumulative effective adjustment for those companies that had previously capitalized start-up and organization costs and became effective in 1999. In the circumstances of the Bank, this new accounting standard applies to previously capitalized preopening and other start-up costs which, net of amortization, approximated $225,000 at December 31, 1998 and were classified as a component of other assets. Implementation of this standard is reflected as a cumulative effect adjustment (net of income tax effect) of approximately $147,000 in 1999.

NOTE B--INVESTMENT SECURITIES

Investment securities available for sale consisted of United States government agency securities at December 31, 2000 and 1999, with a maturity of less than five years. Gross unrealized losses on such investment securities approximated $2,240 and $32,812 at December 31, 2000 and 1999, respectively.

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE C--LOANS

Transactions in the allowance for loan losses are summarized below:

                                                   2000       1999       1998
                                                 --------   --------   --------
      Balance at beginning of period             $207,000   $ 30,000   $      0
      Provision charged to operations             227,000    177,000     30,000
      Loans charged off (deduction)                    --         --         --
      Recoveries                                       --         --         --
                                                 --------   --------   --------

          Balance at December 31                 $434,000   $207,000   $ 30,000
                                                 ========   ========   ========

At December 31, 2000 and 1999, impaired loans (i.e., loans for which there is a reasonable probability that borrowers would be unable to repay all principal and interest due under the contractual terms of the loan documents) were not material.

NOTE D--PREMISES AND EQUIPMENT

Major classes of premises and  equipment  consisted of the following at December
31:

                                                            2000         1999
                                                         ---------    ---------
     Leasehold improvements                              $ 550,340    $ 550,340
     Equipment and furniture                               396,597      391,439
                                                         ---------    ---------
                                                           946,937      941,779
     Less accumulated depreciation                        (324,981)    (188,802)
                                                         ---------    ---------

                                                         $ 621,956    $ 752,977
                                                         =========    =========

The Bank rents office space under an operating lease. Rent expense under this lease agreement approximated $111,000 in 2000 and 1999 and $73,000 in 1998. Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000 aggregate $1,533,000 due as follows: $111,000 each in the years 2001 and 2002, $123,000 in 2003, $127,000 each in the years 2004 and 2005 and $934,000 thereafter.

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE E--INCOME TAXES

Federal income taxes (benefit) consist of the following components:

                                               2000         1999         1998
                                            ---------    ---------    ---------
     Current                                $  14,000    $      --    $      --
     Deferred                                  83,000     (280,000)    (130,000)
                                            ---------    ---------    ---------

                                            $  97,000    $(280,000)   $(130,000)
                                            =========    =========    =========

The federal income tax benefit in 1999 shown above includes $75,000 relating to the cumulative effect of the change in accounting principle.

Net deferred income tax assets consisted of the following at December 31:

                                                             2000        1999
                                                          ---------   ---------
     Net operating loss carryforward                      $ 261,000   $ 340,000
     Allowance for loan losses                               62,000      70,000
     Market value adjustment for investment
      securities available for sale                           1,000     (11,000)
     Other, net                                               4,000
                                                          ---------   ---------

                                                          $ 328,000   $ 399,000
                                                          =========   =========

No federal income taxes were paid during 2000, 1999 or 1998. As of December 31, 2000, the Bank has an operating loss carryforward for federal income tax purposes of approximately $767,000 which expires at varying dates through 2019.

NOTE F--RELATED PARTIES TRANSACTIONS

In the ordinary course of business, the Bank makes loans to officers and directors of the Bank including their immediate families and companies in which they are principal owners. At December 31, 2000 and 1999, total loans to these persons approximated $804,000 and $583,000, respectively. During 2000, $303,000 of new loans were made to these persons and repayments totaled $82,000. Such loans are made at the Bank's normal credit terms.

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE F--RELATED PARTIES TRANSACTIONS--CONTINUED

Such officers and directors of the Bank (and their associates, family and/or affiliates) are also depositors of the Bank. Such deposits are similarly made at the Bank's normal terms as to interest rate, term and deposit insurance.

The Bank purchases certain data processing and management services from Sun Community Bancorp Limited. Amounts paid for such services aggregated $266,268 and $196,689 for the periods ended December 31, 2000 and 1999, respectively.

NOTE G--DEPOSITS

The aggregate amount of time deposits of $100,000 or more approximated $13,020,000 and $6,456,000 as of December 31, 2000 and 1999, respectively.

At December 31, 2000, the scheduled maturities of time deposits of $100,000 or more were as follows:

     2001                              $11,785,000
     2002                                1,235,000
                                       -----------

          Total                        $13,020,000
                                       ===========

Interest paid approximates amounts charged to operations on an accrual basis for the periods presented.

NOTE H--EMPLOYEE RETIREMENT PLAN

Subject to eligibility requirements, the Bank's employees participate in a multi-employer employee 401(k) retirement plan. Amounts charged to expense by the Bank for this plan approximated $14,000 in 2000 ($9,550 in 1999; none in 1998).

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE I--ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

                                                                   2000                      1999
                                                           ----------------------     ----------------------
                                                           Carrying     Estimated     Carrying     Estimated
                                                             Value     Fair Value       Value     Fair Value
                                                             -----     ----------       -----     ----------
     Financial Assets:
       Cash and cash equivalents                           $  2,152     $  2,152      $  1,035     $ 1,035
       Investment securities available for sale                 998          998         2,968       2,968
       Portfolio loans:
        Fixed rate                                            7,039        7,137         3,981       3,983
        Variable rate                                        29,096       28,964        16,628      16,399
                                                           --------     --------      --------     -------
             Total portfolio loans                           36,135       36,101        20,610      20,382
        Less allowance for loan losses                         (434)        (434)         (207)       (207)
                                                           --------     --------      --------     -------
             Net portfolio loans                             35,701       35,667        20,403      20,175

     Financial Liabilities:
       Deposits:
        Noninterest-bearing deposits                          6,795        6,795         2,969       2,969
        Interest-bearing deposits:
         Demand accounts                                     11,640       11,635         8,967       8,954
         Time certificates of deposit less than $100,000      4,589        4,621         3,614       3,606
         Time certificates of deposit $100,000 or more       13,020       13,092         6,456       6,455
                                                           --------     --------      --------     -------
             Total interest-bearing deposits                 29,249       29,348        19,037      19,015
                                                           --------     --------      --------     -------
             Total deposits                                  36,044       36,143        22,007      21,985

Estimated fair values of financial assets and liabilities are based upon a comparison of current interest rates on financial instruments and the timing of related scheduled cash flows to the estimated present value of such cash flows using current estimated market rates of interest unless quoted market values or other fair value information is more readily available. Such estimates of fair value are not intended to represent market value or portfolio liquidation value, and only represent an estimate of fair values based on current financial reporting requirements.

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE J--COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various loan commitments are made to accommodate the financial needs of Bank customers. Such loan commitments may include stand-by letters of credit, lines of credit, and various commitments for other commercial, consumer and mortgage loans. Stand-by letters of credit, when issued, commit the Bank to make payments on behalf of customers when certain specified future events occur and are used infrequently ($559,000 at December 31, 2000; none at December 31, 1999). Other loan commitments outstanding consist of unused lines of credit and approved, but unfunded, specific loan commitments ($10,158,000 and $7,525,000 at December 31, 2000 and 1999, respectively).

These loan commitments (stand-by letters of credit and unfunded loans) generally expire within one year and are reviewed periodically for continuance or renewal. All loan commitments have credit risk essentially the same as that involved in routinely making loans to customers and are made subject to the Bank's normal credit policies. In making these loan commitments, collateral and/or personal guarantees of the borrowers are generally obtained based on management's credit assessment. Such loan commitments are also included in management's evaluation of the adequacy of the allowance for loan losses.

Deposits at the Bank are insured up to the maximum amount covered by FDIC insurance.

NOTE K--CAPITAL REQUIREMENTS

The Bank is subject to certain capital requirements. Federal financial institution regulatory agencies have established certain risk-based capital guidelines for banks. Those guidelines require all banks to maintain certain minimum ratios and related amounts based on "Tier I" and "Tier II" capital and "risk-weighted assets" as defined and periodically prescribed by the respective regulatory agencies. Failure to meet these capital requirements can result in severe regulatory enforcement action or other adverse consequences for a depository institution, and, accordingly, could have a material impact on the Bank's financial statements.

Under the regulatory capital adequacy guidelines and related framework for prompt corrective action, the specific capital requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulatory agencies about components, risk weighting and other factors.

NOTES TO FINANCIAL STATEMENTS

SOUTHERN ARIZONA COMMUNITY BANK

DECEMBER 31, 2000


NOTE K--CAPITAL REQUIREMENTS--CONTINUED

As of December 31, 2000, the most recent notification received by the Bank from regulatory agencies has advised that the Bank is classified as "well-capitalized" as that term is defined by the applicable agencies. There are no conditions or events since those notifications that management believes would change the regulatory classification of the Bank.

Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank's various amounts of regulatory capital and related ratios as of December 31, 2000 and 1999 are summarized below (amounts in thousands):

                                                                             2000             1999
                                                                            ------           ------
     Tier 1 capital to total assets:
       Actual amount                                                        $3,483           $3,307
         Ratio                                                                8.77%           13.05%
       Minimum required amount (8%)                                    >=   $3,178      >=   $2,027

     Tier 1 capital to risk-weighted assets:
       Actual amount                                                        $3,483           $3,307
         Ratio                                                                9.51%           14.94%
       Minimum required amount (4%)                                    >=   $1,465      >=   $  885

     Combined Tier 1 and Tier 2 capital to risk-weighted assets:
       Actual amount                                                        $3,917           $3,514
         Ratio                                                               10.70%           15.88%
       Minimum required amount (8%)                                    >=   $2,930      >=   $1,771
       Amount required to meet "Well-Capitalized" category (10%)            $3,662           $2,213

As a condition of charter approval, the Bank is required to maintain a ratio of Tier 1 capital to total assets of not less than 8% and an allowance for loan losses of not less than 1% of portfolio loans for the first three years of operations.

                                     ANNEX E

                    FINANCIAL AND OTHER INFORMATION REGARDING
                          SUN COMMUNITY BANCORP LIMITED

The following items accompany this Proxy Statement/Prospectus as mailed to the shareholders of Southern Arizona Community Bank:

     -    Report on Form 10-Q for period ended June 30, 2001

     -    Report on Form 10-Q for period ended March 31, 2001

     -    Annual report to shareholders for year ended December 31, 2000

     -    Annual report on Form 10-K for year ended December 31, 2000

     - Proxy statement for Sun's Annual Meeting of Shareholders held on May 25, 2001

                      [This page intentionally left blank]

                                     ANNEX F

                      EXCERPTS OF ARIZONA REVISED STATUTES
                       (SECTIONS 10-1301 THROUGH 10-1331)
                          REGARDING DISSENTERS' RIGHTS


10-1301. DEFINITIONS

In this article, unless the context otherwise requires:

1. "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

2. "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

3. "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 10-1302 and who exercises that right when and in the manner required by article 2 of this chapter.

4. "Fair value" with respect to a dissenter's shares means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion is inequitable.

5. "Interest" means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under the circumstances.

6. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

7. "Shareholder" means the record shareholder or the beneficial shareholder.

10-1302. RIGHT TO DISSENT

A. A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

1. Consummation of a plan of merger to which the corporation is a party if either:

(a) Shareholder approval is required for the merger by section 10-1103 or the articles of incorporation and if the shareholder is entitled to vote on the merger.

(b) The corporation is a subsidiary that is merged with its parent under section 10-1104.

2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

3. Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

4. An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it either:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 10-604.

5. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, the bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

B. A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

C. This section does not apply to the holders of shares of any class or series if the shares of the class or series are redeemable securities issued by a registered investment company as defined pursuant to the investment company act of 1940 (15 United States Code section 80a-1 through 80a-64).

D. Unless the articles of incorporation of the corporation provide otherwise, this section does not apply to the holders of shares of a class or series if the shares of the class or series were registered on a national securities exchange, were listed on the national market systems of the national association of securities dealers automated quotation system or were held of record by at least two thousand shareholders on the date fixed to determine the shareholders entitled to vote on the proposed corporate action.

10-1303. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

A. A record shareholder may assert dissenters' rights as to fewer than all of the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the record shareholder dissents and the record shareholder's other shares were registered in the names of different shareholders.

B. A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if both:

1.  The  beneficial   shareholder   submits  to  the   corporation   the  record
shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

2. The  beneficial  shareholder  does so with respect to all shares of which the
beneficial   shareholder  is  the  beneficial  shareholder  or  over  which  the beneficial shareholder has power to direct the vote.

10-1320. NOTICE OF DISSENTERS' RIGHTS

A. If proposed corporate action creating dissenters' rights under section 10-1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article.

B. If corporate action creating dissenters' rights under section 10-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in section 10-1322.

10-1321. NOTICE OF INTENT TO DEMAND PAYMENT

A. If proposed corporate action creating dissenters' rights under section 10-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall both:

1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated.

2. Not vote the shares in favor of the proposed action.

B. A shareholder  who does not satisfy the  requirements of subsection A of this section is not entitled to payment for the shares under this article.

10-1322. DISSENTERS' NOTICE

A. If proposed corporate action creating dissenters' rights under section 10-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 10-1321.

B. The dissenters' notice shall be sent no later than ten days after the corporate action is taken and shall:

1. State where the payment demand must be sent and where and when certificates for certificated shares shall be deposited.

2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date.

4. Set a date by which the corporation must receive the payment demand, which date shall be at least thirty but not more than sixty days after the date the notice provided by subsection A of this section is delivered.

5. Be accompanied by a copy of this article.

10-1323. DUTY TO DEMAND PAYMENT

A. A shareholder sent a dissenters' notice described in section 10-1322 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 10-1322, subsection B, paragraph 3 and deposit the shareholder's certificates in accordance with the terms of the notice.

B. A shareholder who demands payment and deposits the shareholder's certificates under subsection A of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

C. A shareholder who does not demand payment or does not deposit the shareholder's certificates if required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this article.

10-1324. SHARE RESTRICTIONS

A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under section 10-1326.

B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

10-1325. PAYMENT

A. Except as provided in section 10-1327, as soon as the proposed corporate action is taken, or if such action is taken without a shareholder vote, on receipt of a payment demand, the corporation shall pay each dissenter who complied with section 10-1323 the amount the corporation estimates to be the fair value of the dissenter's shares plus accrued interest.

B. The payment shall be accompanied by all of the following:

1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any.

2. A statement of the corporation's estimate of the fair value of the shares.

3. An explanation of how the interest was calculated.

4. A statement of the dissenter's right to demand payment under section 10-1328.

5. A copy of this article.

10-1326. FAILURE TO TAKE ACTION

A. If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

B. If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under section 10-1322 and shall repeat the payment demand procedure.

10-1327. AFTER-ACQUIRED SHARES

A. A corporation may elect to withhold payment required by section 10-1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenters' right to demand payment under section 10-1328.

10-1328. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

A. A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due and either demand payment of the dissenter's estimate, less any payment under section 10-1325, or reject the corporation's offer under section 10-1327 and demand payment of the fair value of the dissenter's shares and interest due, if either:

1. The dissenter believes that the amount paid under section 10-1325 or offered under section 10-1327 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated.

2. The corporation fails to make payment under section 10-1325 within sixty days after the date set for demanding payment.

3. The corporation, having failed to take the proposed action, does not return the deposited certificates or does not release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

B. A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

10-1330. COURT ACTION

A. If a demand for payment under section 10-1328 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

B. The corporation shall commence the proceeding in the court in the county where a corporation's principal office or, if none in this state, its known place of business is located. If the corporation is a foreign corporation without a known place of business in this state, it shall commence the proceeding in the county in this state where the known place of business of the domestic corporation was located.

C. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law or by the Arizona rules of civil procedure.

D. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. There is no right to trial by jury in any proceeding brought under this section. The court may appoint a master to have the powers and authorities as are conferred on masters by law, by the Arizona rules of civil procedure or by the order of appointment. The master's report is subject to exceptions to be heard before the court, both on the law and the facts. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

E. Each dissenter made a party to the proceeding is entitled to judgment either:

1. For the amount, if any, by which the court finds the fair value of his shares plus interest exceeds the amount paid by the corporation.

2. For the fair value plus accrued interest of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 10-1327.

10-1331. COURT COSTS AND ATTORNEY FEES

A. The court in an appraisal proceeding commenced under section 10-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of any master appointed by the court. The court shall assess the costs against the corporation, except that the court shall assess costs against all or some of the dissenters to the extent the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327 or that the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 10-1328.

B. The court may also assess the fees and expenses of attorneys and experts for the respective parties in amounts the court finds equitable either:

1. Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of article 2 of this chapter.

2. Against the dissenter and in favor of the corporation if the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327.

3. Against either the corporation or a dissenter in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

C. If the court finds that the services of an attorney for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                     PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 10-850 - 10-858 of the Arizona Revised Statutes ("A.R.S."), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The A.R.S. also gives the Registrant powers to indemnify any such person against reasonable expenses in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant, or in connection with any proceeding charging improper personal benefit to the director whether or not involving action in the director's official capacity, in which the director was held liable on the basis that the personal benefit was improperly received by the director. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the A.R.S. to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

     The Registrant's Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Arizona law.

     Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits.


          Reference  is  made  to  the  Exhibit   Index  at  Page  II-6  of  the
          Registration Statement.


     (b) Financial Statement Schedules included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 are incorporated herein by reference.

          All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.

ITEM 22.  UNDERTAKINGS.

     (A)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) To reflect  in the  prospectus  any facts or events  arising after the effective date of this registration statement (or) the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii) To include  any  material  information  with  respect to the plan  of  distribution  not  previously  disclosed  in  this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs
                    (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

          (3)  To  remove  from   registration  by  means  of  a  post-effective
               amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
          Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C)  The undersigned Registrant hereby undertakes:

          (1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (E)  The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona on September 21, 2001.

                          SUN COMMUNITY BANCORP LIMITED


                          By:  /s/ JOSEPH D. REID
                               ------------------------------
                               JOSEPH D. REID
                               Chairman of the Board and
                               Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated on September 21, 2001.

Signature                                Title
---------                                -----

/s/ JOSEPH D. REID                       Chairman of the Board and
-------------------------------          Chief Executive Officer,
JOSEPH D. REID                           Director (Principal Executive Officer)


/s/ LEE W. HENDRICKSON                   Executive Vice President and
-------------------------------          Chief Financial Officer (Principal
LEE W. HENDRICKSON                       Financial and Accounting Officer)


/s/ JOHN S. LEWIS*                       Vice Chairman, Director
-------------------------------
JOHN S. LEWIS


/s/ RICHARD N. FLYNN*                    Secretary, Director
-------------------------------
RICHARD N. FLYNN


/s/ MICHAEL L. KASTEN*                   Director
-------------------------------
MICHAEL L. KASTEN


                                         Director
-------------------------------
MICHAEL J. DEVINE


/s/ MICHAEL F. HANNLEY*                  Director
-------------------------------
MICHAEL F. HANNLEY


/s/ RICHARD F. IMWALLE*                  Director
-------------------------------
RICHARD F. IMWALLE


/s/ HUMBERTO S. LOPEZ*                   Director
-------------------------------
HUMBERTO S. LOPEZ


/s/ LYLE MILLER*                         Director
-------------------------------
LYLE MILLER


/s/ KATHRYN L. MUNRO*                    Director
-------------------------------
KATHRYN L. MUNRO


/s/ RONALD K. SABLE*                     Director
-------------------------------
RONALD K. SABLE


* By: /s/ JOSEPH D. REID
      -------------------------
      JOSEPH D. REID
      Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

2.1                 Plan   of   Share   Exchange    (included   in   the   Proxy
                    Statement/Prospectus as Annex A).

5 Opinion of Snell & Wilmer, L.L.P. as to the validity of the shares.

8 Tax Opinion of Snell & Wilmer, L.L.P. (included in the Proxy Statement/Prospectus as Annex C).

23.1a               Consent of BDO Seidman, LLP.

23.1b               Consent of BDO Seidman, LLP.

23.2                Consent of Snell & Wilmer, L.L.P. (included in Exhibit 5).

23.3                Consent of Snell & Wilmer, L.L.P. (included in Exhibit 8).

23.4                Consent of JMP Financial, Inc. (financial advisor).

24 Power of Attorney (included on the signature page of the Registration Statement).

99 Form of proxy for the Special Meeting of Shareholders of Southern Arizona Community Bank.